5 Generation Bakers, LLC

OFFERING STATEMENT



Issuer Name	5 Generation Bakers, LLC
Doing Business As	Jenny Lee Swirl Bread
Offering Amount	$100,000.00 – $618,000.00
Security Type	Subordinated Secured Loan
Interest Rate	9% annually
Maturity	60 months fully amortizing
Payments	Monthly, disbursed to investors quarterly
Security Interest	Subordinate lien on assets of the company
Personal Guaranty	SCOTT BAKER
First Payment	30 days after campaign end date

COMPANY OVERVIEW

5 Generation Bakers, has been selling our beloved Jenny Lee Swirl Bread across the U.S. for 14 years. Our major partnership with QVC has catapulted us to more than $5 million in revenue in 2023 and more than 130% growth since 2020. We are ready to expand into new spaces including RTO Sandwiches, French Toast and School Breakfast Programs, and other baked goods such as cookies, bars, cakes, and whoopie pies. Join us as we bring generations of love for sticky goodness to consumers across the country.

Company History
5 Generation Bakers started baking in 2010 to continue the legacy of Jenny Lee Swirl Breads - first baked by Scott's great, great grandfather Michael A. Baker in 1875 and then again by his grandfather Paul M. Baker when he opened Jenny Lee Bakery in the heart of Pittsburgh in 1938. 5GB grew rapidly in the first 6 years and eventually moved into a state of the art, modern bakery in 2016. After 8 years of double digit sales growth, 5GB hit a rough patch with the loss of a concentrated risk customer in late 2018. This loss handicapped the business howeve they were strategic and focused on rebuilding sales. When the pandemic hit in early 2020, 5GB had just rediscovered it's stride. Now with the shutdown reducing sales and opportunities once again, 5GB focused on Reseach and Development and Marketing in an effort to survive. Not only did they survive, but they thrived growing 15% in 2020, then 24% in 2021, 20% in 2022 and a whopping 36% in 2023. Much of this growth was made possible by the commitment to R&D during the slow months of the pandemic. Now with a recovered topline and confidence to expand in new markets with new products, 5GB is poised to grow. There is great excitement behind their launching of the new Jenny Lee Sammich line, Jenny Lee school breakfast sandwiches, Jenny Lee Bake Mix and more initiatives. Through the first quarter of 2024, 5GB 25% ahead of the previous year.

COMPANY ELIGIBILITY
The Issuer certifies that all of the following statements are true:

- The Issuer is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- The Issuer is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- The Issuer is not an investment company registered or required to be registered under the Investment Company Act of 1940.
- The Issuer is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- The Issuer has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement.
- The Issuer is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
- The Issuer, or any of its predecessors, has never failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

OWNERS OF THE COMPANY

NAME	CLASS	% OWNERSHIP
SCOTT BAKER	Limited Liability Company	54.00%
Minority Ownership (All less than 20%)	Limited Liability Company	46.00%

The above is the only ownership outstanding for the company. The ownership interests of a(n) PA Limited Liability Company give the owner the right to share in the profits of the company.

Key Persons of Issuer

Below is a list of the key officers of the Issuer along with their principal occupation, office, date of joining, and responsibilities for the past three years.

SCOTT BAKER
Title: CEO
Work History: Scott leads the team by mentoring his key management including Jessie Neal, Director of HR and Food Safety; Ty Baskins, Production Manager; and Vince Tebalt, Logistics Manager. Scott oversees national sales accounts and works with his sales team, Steve Percifield and Mark Michalski to grow business. As CFO, Scott manages book-keeping, financial accounting and key financial metrics in

the business. Scott has been founder and President of 5 Generation Bakers since the business was founded in 2009

Biography: Scott Baker is President and founder of 5 Generation Bakers. Since early 2010, he oversees a talented group of bakers that manufacture gourmet cinnamon swirl breads and other quality goods for retailers, restaurants, and other food service outlets. Locally the bread is marketed under the Jenny Lee brand name. As the name of the new bakery implies, Scott is the 5th generation of the Baker family in the baking business.   Scott's work history includes working for Jenny Lee Bakery as a full time production employee while he was enrolled as a full time student in the University of Pittsburgh's College of General Studies. During his Pitt career, he took a semester off to attend the American Institute of Baking and received his degree in the Science and Technology of Baking. After receiving his CBT, Scott accepted a position with City Pride Bakery in Pittsburgh, PA. Scott graduated from Pitt in 1994 with a business degree and rejoined the family business the following year. When Jenny Lee Bakery closed a few months shy of its 70th anniversary in 2008, Scott's first move was to secure the trademark rights to the Jenny Lee brand name and soon began creating a business plan for his new bakery. Nearly 2 years later, in February of 2010, he fired the ovens up once again. In the time since then, 5 Generation Bakers has reached customers in over 5000 supermarkets, retailers, restaurants and food service operators from Chicago to the East Coast, France, Japan and Trinidad. 5 Generation Bakers was named one of the fastest growing private companies in Pittsburgh by the Pittsburgh Business Times for four years in a row as well as three consecutive years on Inc. Magazine's "Inc. 5000" list of the fastest growing private companies in America. In 2004, Scott was a founding board member of the McKees Rocks Community Development Corporation. During more than a decade of service, he served as vice president, board president, multiple committee chairs, and many other volunteer roles. His leadership within the MRCDC successfully oversaw the board through an aggressive strategic and governance plan implementation. Working towards the shared vision of community revitalization, Scott founded the Run Your Rox Off 5K in 2009 raising over fifty thousand dollars in the first 5 years.   This popular community event attracted hundreds of runners and spectators to McKees Rocks annually.   Throughout Scott's business career, he has been very involved with the community. His past community and board involvement includes elected president three times for the McKees Rocks Rotary Club (member since 1995), serving as board member and eventually president of the University of Pittsburgh CGS Alumni Society, serving on the University of Pittsburgh Alumni Association board of directors, serving on the board of directors for Focus On Renewal, participating with an F.O. R. steering committee that oversaw the addition of the first public library in McKees Rocks, serving as board member and president of the Western Area Bakers Association and serving on the board of directors for the national Retailers Bakery Association.   Scott has been recognized and awarded for his volunteer efforts by Rotary as well as being presented with the University of Pittsburgh Volunteer Excellence Award in 2006 and awarded the Father Don Fisher Community Advocate Award in 2019 by Focus on Renewal. In 2016, Scott was nominated for the Pittsburgh Smart 50 Award hosted by Smart Business Magazine and was awarded the top prize for his impact on Sustainability. Scott was a finalist for the EY 2017 Entrepreneur of the Year in the Western Pennsylvania region. Food Quality and Safety Magazine named 5 Generation Bakers the winner of their 16th annual Food Quality & Safety Award in the small business category in 2017. Scott was the winner of the 2019 Pittsburgh Business Ethics Excellence Award hosted by the Pittsburgh Rotary Club and the University of Pittsburgh's David Berg Center for Ethics and Leadership. Scott completed the University of Pittsburgh Institute for Entrepreneurial Excellence Entrepreneurial Fellows Class (EFC) in 2019 and joined a growing network of western PA business leaders. In spring of 2021, Scott was nominated to join Leadership Pittsburgh and was accepted into the program. With a desire to learn more and have a lasting impact on the Pittsburgh community, the nomination was accepted. Scott completed the rigorous 9 month program in June 2022. Scott is a lifelong resident of the Pittsburgh region. He was

raised in Moon Township, graduating from Moon Area High School in 1989. Today, together with his wife Joella and son Zachary, he resides in Harmony Township, 30 miles north of Pittsburgh.

There are no other officers (or persons occupying a similar status or performing a similar function) of the Issuer.

ANTICIPATED BUSINESS PLAN

As 5 Generation Bakers has grown over the years (more than 50% last year alone), we've expanded our product lines and product varieties. Increasing our Crimp Pan collection will help us to be more efficient, increase our capacity and move between different flavors with more ease. We've also started looking into robotics and would like to see how that might improve our business, quality and consistency.

Below is a summary of the Company's expected use of funds. Funds raised in this offering will be used in descending priority order.

Item	Cost
Custom Crimp Pans	$42,000.00
Marketing	$25,000.00
New Product Development	$15,000.00
Pallet Jack, Stainless Steel Tables and other misc equipment	$25,000.00
Working Capital	$511,000.00
Total	**$618,000.00**

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of the Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Competition

The market in which we operate is highly competitive. The Company competes with many other businesses, both large and small, on the basis of quality and price of products, location and customer experience. Changes in customer preference away from the Company's core business or the inability to compete successfully against other competitors could negatively affect the Company's financial performance.

Licensing Risk

The Company may face changes in the state and federal laws in connection to any licensing required for the sale of its products. Such changes would require the dedication of Company resources to address or amend its current operations which may adversely affect its business strategy or profitability.

Interest Rate Might Not Adequately Compensate For Risk

Theoretically, the interest rate paid by a company should compensate the creditor for the level of risk the creditor is assuming. There is no certainty that the interest rate on your Note will compensate you adequately for the level of risk.

No Right to Participate in Management

As the owner of a Note, you will not have the right to control the Company in any way or to participate in its management. You should invest (buy a Note) only if you are willing to rely completely on the Company's management team.

Reliance On Management Team

Like almost all small businesses, the Company relies exclusively on the abilities of its management team. Should any of them die, leave the Company, or become ill for a long period of time, the Company would be damaged and might not repay your Note.

Limited Products And Services

Most small, local businesses sell only one or two products or services, making them vulnerable to changes in technology and/or customer preferences.

Supplier Risk

The Company relies on third-party suppliers for the materials used in the manufacture of its products. If any of these suppliers changes the pricing, distribution, terms of service, or relationship with the Company, this could materially affect its business and/or profitability. Factors outside of the Company's control, including general market conditions, may affect its relationship with these suppliers. In addition, its ability to meet the obligations of its customers may be adversely affected if its suppliers fail to comply with agreed-upon services or quality standards in a cost-effective or timely manner.

Risk of Economic Downturn

The products the Company sells are luxuries, not necessities. In the event of a recession or other economic downturn, customers might curtail their purchase of our products.

Environmental Risk

The Company is subject to the risk of environmental liability and limitations on operations due to environmental laws and regulations. The Company is subject to extensive federal, state, and local environmental, health and safety regulations. The risks of substantial costs and liabilities related to compliance with these laws and regulations is an inherent part of the Company's business. Future conditions may develop or be discovered that create substantial environmental compliance or remediation liabilities and costs.

Price Risk

The Company competes in an industry with a commodity product where the Company may not have control of the prices it will receive for its product or the prices it must pay for inputs. Price uncertainty may negatively impact the Company's business and financial situation.

Use of Funds Risk

At the discretion of the Company's executive management team, funds raised in this offering may be used differently than specifically outlined in this document's Use of Funds section.

Personnel Risk

The Company uses human personnel to produce its product. Accidents, illnesses, death, divorce, or lack of productivity could negatively impact the ability of personnel and, therefore, the business.

Lack Of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies like the Company lack these controls, exposing themselves to additional risk.

Reputation Risk

The success of the Company depends on the reputation of its brand. Adverse publicity concerning the Company's products or the Company itself could negatively impact the future of its business.

The Company Might Need More Capital

The Company might need to raise more capital in the future to expand its operations, buy property and equipment, hire drivers and other personnel, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Future Investors Might Have Superior Rights

If the Company needs more capital in the future, it might borrow money and/or sell stock, and the new investors might have rights superior to those of an investor owning a Note. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Inability To Sell Your Note

The law prohibits you from selling your Note (except in certain very limited circumstances) for one year after you acquire it. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your Note for its full term.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, an individual investor will not have the right to enforce his, her or its rights – for example, by bringing a lawsuit. Instead, the investors will appoint a representative using a procedure set forth in the Note Purchase Agreement. It's possible that the investors as a group will appoint a representative you don't like, or that the representative will do things you believe are wrong or misguided. Once a default has occurred and a representative has been appointed, all the expenses of the representative must be paid before any further payments are made with respect to the Notes.

Lack of Key Man Insurance

Although dependent on key personnel, the Company does not have any key man life insurance policies on any such people. In the event that such personnel die or become disabled, the Company will not receive compensation to assist for their absence and the loss of such person could negatively affect the Company.

The Owners Could Be Bad People Or Do Bad Things

The owners of the Company could be dishonest and take your money. Even people who are very honest sometimes do dishonest things in desperate situations – for example, when their company is on the line, or they're going through a divorce or other stressful life event. It is possible that the management of the Company, or an employee, would steal from or otherwise cheat the Company, and you.

Uninsured Losses

Although the Company will carry some insurance, we might not buy enough insurance to guard against all the risks of our business. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, we could incur an uninsured loss that could damage our business.

Conflict Of Interest

In many ways your interests and the interests of the Company's management team will coincide: you all want the Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these:

- You might want to keep the compensation of managers low, while managers want to make as much as they can.
- You might want the Company to act conservatively to conserve its cash, while the management team might want to grow more quickly.
- You might want the Company to look out for your interests, while the management team might subordinate your interests to the interests of employees, other investors, or others.
- The lawyers who prepared the legal documents represent the interests of the Company, not the interests of investors.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Notes are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, as described above, it is possible that you would make a different decision if you had more information.

Lack Of Ongoing Information

The Company will be required to provide some information to investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and the Company will be allowed to stop providing annual information in certain circumstances.

The Company is Not Subject to the Corporate Governance Requirements Of National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), which is responsible for monitoring the company's compliance with the law. The Company will not be required to implement these and other investor protections.

Cost of Enforcement

If the Company defaulted, investors would have to engage lawyers and possibly other third parties to enforce their rights. The cost of enforcement could be prohibitive.

Other Lenders Could Have Superior Rights

The Company will take out other loans. In itself this is not risky, but these lenders will likely have a claim to collateral superior to the collateral claimed by the Note. For example, the lenders might have a claim to the future cash flows or equity ownership of the Company, or the equipment owned by the Company whereas the Note has a claim to the equipment purchased with its own proceeds. Moreover, the lenders might have clauses in their lending agreements with the Company that compel the Company to pay them first over other lenders. If the Company runs out of cash, and has a choice to pay the other lenders or the Holders of the Note, it might decide (or be required) to pay its other lenders first.

Regulations

The ownership and operation of food operations are subject to a number of laws and regulations. Complying with these laws and regulations could prove costly.

Consumer Products Liability Risk

The Company produces food products. If these products make customers ill due to spoilage or in some other way result in food-borne illness, the Company could be subject to legal liability if these customers sue the Company and the resulting liability is not covered by insurance.

The Guarantors Might Not Have Money

The Notes are being personally guaranteed by SCOTT BAKER. That means that if the company fails to make the payments required by the Notes, investors can look to the guarantors for payment. However, the guarantors themselves might not have the money to repay investors.

USE OF FUNDS

	Minimum Target Goal	Maximum Target Goal
Total Proceeds	$100,000.00	$618,000.00
Less: Intermediary Fee*	- $8,500.00	- $47,350.00
Less: Admin Fee**	- $109.00	- $109.00
Net Proceeds	$91,391.00	$570,541.00

* Applied at marginal rate based upon total amount raised; up to $100,000 = 8.5%, $100,001+ = 7.5%

** $84.00 fee to file UCC-1 with PA Department of State + $25.00 processing fee

If the sum of the investment commitments does not equal or exceed the Minimum Target Goal amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

TRANSACTION MECHANICS

The following describes the process to invest in 5 Generation Bakers, LLC and how an investor's transaction and delivery of securities will be completed.

a. *Investor Commitment:* Through the Honeycomb Portal, an investor will submit a requested investment amount. As a part of this process, an investor will execute an investment contract with 5 Generation Bakers, LLC ("Note Purchase Agreement") by way of the investor's electronic signature.

b. *Acceptance of Investment*: Upon completion of the investment commitment, the investor will receive via email a confirmation of their transaction detailing the amount, terms, and date of execution.

c. *Investor Transfer of Funds*: Upon receiving confirmation that an investment has been accepted, the investor will transfer funds to the escrow account of a third-party bank managed by Honeycomb Portal.

d. *Early Closings*: If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which the Form C is posted on the Honeycomb Portal.

e. *Book Entry*: All investments will be in book entry form. This means that the Investor will not receive a certificate representing their investment. Each investment will be recorded by Honeycomb Portal and visible by the investor through their Investor Dashboard.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

The Qualified Third Party of the Offering is Thread Bank.

Note: For more information about the investment and cancellation process, see Honeycomb's Education Materials.

Details of Security Being Offered

The securities being offered to investors are promissory notes, which we refer to as "<u>Notes</u>." The Notes are governed by a separate document called a Note Purchase Agreement, which you can view on the "Investor Info" tab of the campaign page.

This section summarizes the principal features of the Note Purchase Agreement. However, this is only a summary. Before investing, you should read the Note Purchase Agreement in their entirety.

- The principal amount of your Note will be the amount you invest.

- The Company must pay the accrued interest on a quarterly basis (every three months), starting 30-days after the closing date of the offering.

- The Company must repay your principal (the amount you invested) 60 months from the end of the 30-day interim period or, if sooner, the date that the Company is sold or otherwise

experiences a "change of control." The Company may also prepay the Note. Any prepayments will first be applied to accrued interest, then to principal.

- All communications from the Company, including but not limited to all tax forms, will be via electronic delivery.

- All payments will be made in U.S. dollars as Automated Clearing House (ACH) deposits into an account you designate. If you don't authorize the Company to make such ACH distributions into a designated account, payments will be made by check and mailed to you after deducting a $50 processing fee.

- Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company.

- If there is a default under your Note, you may not take collection action personally. Instead, you and the other investors will together appoint a single representative to represent all of you. This Administrative Agent will have the power to take any action against the Company that he or she believes is appropriate. The fees and any expenses of the Administrative Agent will be the responsibility of the Company, but the Administrative Agent will be paid before any additional amounts are paid to you or other investors.

- If you want to sell your Note, you must first offer to sell it back to the company – a so-called "first right of refusal." If the Company doesn't buy it, the Company may impose restrictions on the transfer. For example, the Company may require a legal opinion that the transfer is allowed under the securities laws.

- The Note offered does not have any voting rights.

- The Terms of the Note being offered may not be modified or amended.

Restrictions on Transfer of the Securities Being Offered

The Note will be illiquid (meaning you might not be able to sell it) for four reasons:

- The Note Purchase Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note, the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes as there would be for a publicly-traded company.
- For a period of one year, you will not be allowed to transfer the Note except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iv) in a public offering of the Company's shares.

As a result, you should plan to hold your Note until maturity.

ADDITIONAL MATTERS RELATED TO THE SECURITY

1. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Company does not have the right to change the terms of the promissory notes or the Note Purchase Agreement. However, it does have the right to create additional classes of securities, both equity securities and debt securities. Some of these additional classes of securities could have rights that are superior to those of the promissory notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

2. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

The owners of the promissory notes will not have the right to share in the profits of the company or participate in the management of the company.

3. How could the exercise of rights held by the principal shareholders affect the purchasers of the securities being offered?

The principal shareholders could make decisions that are bad for the company and thereby adversely affect the economic interests of investors holding promissory notes. They could also issue other classes of securities with rights superior to those of investors holding promissory notes.

4. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The value of the Notes is determined by the face amount of the note payable to be issued. The terms of the Notes were determined by the Owner based on the Owner's opinion about the value of the project.

The Owner does not expect there to be any reason to place a value on the Notes in the future. In the event that future valuation is required, any value given the notes by the company will be determined in accordance with U.S. generally accepted accounting principles.

5. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

n/a

6. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

The company could issue securities with rights superior to those of the promissory notes.

If the company is sold, the owners of the promissory notes have the right to receive all of the principal and accrued interest.

Transactions with related parties – for example, the payment of excessive compensation – could reduce the amount of money available to make payments with respect to the promissory notes.

7. *What other exempt offerings has the issuer conducted within the past three years?*

    The Company raised $203,080.48 in Reg CF notes in 2024 and $188,228.27 in Reg CF notes in 2025. Both offerings were through Honeycomb Credit.

8. *The issuer or any entities controlled by or under the common control with the issuer was not a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:*
    1. *any director or officer of the issuer;*
    2. *any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;*
    3. *if the issuer was incorporated or organized within the past three years, any promoter of the issuer;*
    4. *or (4) any immediate family member of any of the foregoing persons.*

    None

SECURITY INTEREST IN COLLATERAL

The Company will grant to investors a subordinated lien in the assets of the company, pursuant to a Security Agreement in the form attached as Exhibit B. Honeycomb Collateral LLC will initially serve as the Administrative Agent for the investors under the Security Agreement, although investors may replace them at any time. By signing the Note Purchase Agreement investors will agree to engage the services of Honeycomb Collateral LLC to serve in this role as the Administrative Agent.

FINANCIAL CONDITION OF THE ISSUER
The Company does not need the funds from this offering to remain in business. However, the Company is seeking funds to improve its financial condition and its financial future cannot be guaranteed.

Creditor	Type	Present Balance	Interest Rate	Frequency	Payment	Maturity Date
Huntington	Mortgage	$3,554,910.00	5.00%	Monthly	$25,000.00	11/30/2041
Huntington	LOC	$240,544.00	5.75%	Monthly	$3,069.00	02/10/2020
SBA EIDL	Promissory	$335,924.00	3.75%	Monthly	$1,787.00	06/01/2045
Idea Financial	LOC	$245,821.00	16.00%	Weekly	$4,380.00	—
Honeycomb 2	Promissory	$75,321.33	9.50%	Monthly	$6,600.61	—
Honeycomb 3	Promissory	$165,222.27	9.00%	Monthly	$7,117.00	—
Sampson	MCA	$249,590.00	23.00%	Bi-Weekly	$14,192.00	—
Total		**$4,867,332.60**			**$62,145.61**	

FINANCIAL INFORMATION

See Exhibit D for Reviewed Financial Statements by a Certified Public Accountant

The fiscal year end for this business is 12/31.

There have been no changes in the company ownership for the period reviewed.

STAKEHOLDER ELIGIBILITY

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer, or managing member of any such solicitor, prior to May 16, 2016:

1) None of any such person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    i) in connection with the purchase or sale of any security;

    ii) involving the making of any false filing with the SEC;

    iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2) None of any such person has been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    i) in connection with the purchase or sale of any security;

    ii) involving the making of any false filing with the Commission;

    iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
    i) at the time of the filing of this offering statement bars the person from:
        a) association with an entity regulated by such commission, authority, agency or officer;
        b) engaging in the business of securities, insurance or banking;

c) engaging in savings association or credit union activities; or

ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

4) None of any such person has been subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

ii) places limitation on the activities, functions or operations of such person;

iii) bars such person from being associated with any entity with any entity or from participating in the offering of any penny stock.

5) None of any such person has been subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder;
ii) Section 5 of the Securities Act;

6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7) None of any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

OTHER MATERIAL INFORMATION

All information presented to investors is hosted on honeycombcredit.com in the "Investor Info" Section of the campaign page.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

The Issuer must continue to comply with the ongoing reporting requirements until:

1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report to this section and has fewer than 300 holders of record;
3) the issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the issuer liquidates or dissolves its business in accordance with state law.

NOTE PURCHASE AGREEMENT

5 Generation Bakers, LLC,

as the Issuer,

AND

_____

as the Holder

AND

HONEYCOMB COLLATERAL LLC, solely in its capacity as Administrative Agent

---

NOTE PURCHASE AGREEMENT

This NOTE PURCHASE AGREEMENT (including all exhibits and schedules hereto, as the same may be amended, modified and/or restated from time to time, this "**Agreement**"), by and among 5 Generation Bakers, LLC (the "**Issuer**"), each person purchasing a promissory note referencing this Agreement (each a "**Holder**" and collectively the, "**Holders**"), and HONEYCOMB COLLATERAL LLC, solely in its capacity as Administrative Agent (the "**Administrative Agent**").

W I T N E S S E T H:

WHEREAS, the Issuer desires to sell certain of its promissory notes to the Holders, and the Holders desire to purchase such notes, to fund certain commercial aspects of the Issuer's business as more particularly described herein (the "**Purpose**");

WHEREAS, Holders wish to purchase such promissory notes of the Company pursuant to an offering exempt from registration under section 4(a)(6) of the Securities Act of 1933 (the "**Title III Offering**"), conducted on www.HoneycombCredit.com (the "**Site**") maintained by Honeycomb Credit, Inc. (the "**Portal**");

NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained herein, and intending to be legally bound, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

1.1   <u>Recitals</u>.

The Recitals are incorporated herein as if set forth at length.

1.2   <u>Defined Terms</u>.

Capitalized terms not otherwise defined in this Agreement have the meanings given to them in the Form C filed by the Issuer with the Securities and Exchange Commission and available on the Site, which we refer to as the "Disclosure Document."   The Disclosure Document, together with this Agreement, the Notes, any security instruments (if applicable), and any other document or instrument executed in connection with any of the foregoing are collectively referred to as the "Loan Documents."

ARTICLE II
NOTE PURCHASE TERMS

2.1   <u>Purchase of Notes</u>.

The Issuer will issue and sell to certain of the Holders, and such Holders will purchase from the Issuer, promissory notes of the Borrower in substantially the form of <u>Schedule 2.1</u> (each a "**Note**" and collectively, the "**Notes**") in the aggregate principal amount not to exceed 618000 (the "**Borrowing Limit**"). The date on which the Issuer will issue and sell the Notes and the Holder shall purchase the Note, shall be the "**Closing Date**". The Issuer may sell Notes pursuant to this Agreement for a duration consistent with the Disclosure Document. Issuer shall keep a schedule of Notes purchased by each Holder, and the purchase price therefore. Holder will not receive a paper document representing Holder's Note.

2.2   <u>Payment Terms</u>.

    (a)   <u>Repayment</u>. Each Note shall be repaid by the Issuer under the terms and conditions set forth below with payments to Holders commencing on or before the last business day 30 days after the Offering Period has ended and continuing each month thereafter through the Maturity Date with interest payable as set forth in the chart below.

Issuer Name	5 Generation Bakers, LLC
Doing Business As	Jenny Lee Swirl Bread
Offering Amount	$100,000.00 – $618,000.00

Security Type	Subordinated Secured Loan
Interest Rate	9% annually
Maturity	60 months fully amortizing
Payments	Monthly, disbursed to investors quarterly
Security Interest	Subordinate lien on assets of the company
Personal Guaranty	SCOTT BAKER
First Payment	30 days after campaign end date

(b)   Annual Servicing Fee. As consideration for the servicing of Issuer's payments to Holders, Issuer acknowledges and agrees to pay a monthly loan servicing fee (the "**Monthly Servicing Fee**") equal to 0.25% of the original loan balance of the Notes. The Annual Servicing Fee shall be added to the amounts due and owing by Issuer under the Notes. The Annual Servicing Fee is payable as follows: Commencing on the first loan repayment after the Closing Date, and for each successive repayment date thereafter until the Issuer's obligations under the Notes are satisfied. The Monthly Servicing Fees are fully earned when assessed and are not subject to refund or disgorgement for any reason. **Holders acknowledge and agree that payments shall be applied first to any outstanding Monthly Servicing Fee due and owing by Issuer.** The Monthly Servicing Fee is separate and apart from any fees or expenses that may be due and owing in connection with an Enforcement Proceeding.

(c)   Security. As security for repayment of the Note, the Issuer hereby grants to the Holders a subordinated lien in the assets of the company ("Collateral") described in the chart above to be evidenced by the appropriate security agreement, mortgage, or other security instrument(s) and included as a Loan Document contemplated by this Agreement.

2.3   Payments.

(a)   ACH Deposit. All payments of principal and interest on the Notes will be made in U.S. dollars as Automated Clearing House (ACH) deposits into an account designated (the "Designated Account") by each Holder at the Site. Each Holder acknowledges and agrees that any payment made timely to the Designated Account shall be deemed delivered even if the payment is rejected, or otherwise unable to be transferred because the Holder's Designated Account is no longer valid for any reason. Whenever any payment is due on a day that is not a business day, such payment will be due on the next following business day. Each payment will be applied first to any fees charges and expenses authorized under the Loan Documents, including the reasonable fees and expenses of the Administrative Agent, then to accrued but unpaid interest on the Notes, and then to the outstanding principal balances of the Notes.

(b)   Non-ACH Payments Processing Fee. To the extent a Holder does not authorize the Issuer to make ACH distributions into its Designated Account, payments to such Holder will be made by check and mailed to such Holder at the address provided by Holder on the Site after deduction by the Issuer from each such check of a Fifty Dollar ($50) processing fee (the "Processing Fee"). All Processing Fees shall be credited against the outstanding amounts due under such Holder's Note. In the event the monthly amount payable to such Holder is less than the Processing Fee, the balance of the Processing Fee shall accumulate and be payable out of the Issuer's next payment installment to the Holder. In the event the total amount that remains outstanding under such Holder's Note is less than the amount of the accumulated Processing Fee, the obligations due and owing to the Holder under its Note shall be deemed satisfied and paid in full.

2.4   Equalization Among Holders.

Each Note is on parity with all Notes issued pursuant to this Agreement and rank equally, without preference among themselves. Any amounts to be distributed pursuant to this Agreement and the Notes to the Holders shall be made pro rata in proportion to the amount then outstanding under each Holder's respective Note.

2.5   Maximum Lawful Rate.

In no event shall Issuer be obligated to pay interest on the Note to the extent it exceeds the highest rate of interest that may be lawfully contracted for, charged or received by such Holder, and in such event the Issuer shall pay such Holder interest at the highest rate permitted by applicable law.

2.6   No Right to Cancel.

Each Holder acknowledges and agrees that this is a commercial transaction and that the Holder has no right to cancel its subscription or rescind this Agreement. Once the Holder signs this Agreement, electronically or otherwise, the Holder is obligated to purchase the Note on the terms and conditions set forth in this Agreement and as described in the Disclosure Document, including, but not limited to, instances where the principal amount of the Note is reduced consistent with the Disclosure Document.

2.7   Issuer's Right to Reject Subscription.

Each Holder acknowledges and agrees that Issuer has the right to reject the Holder's subscription for any reason or for no reason by returning the money provided to the Issuer to the applicable Holder's Designated Account whose subscription has been rejected.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

3.1   Issuer's Representations and Warranties. The Issuer represents and warrants to each Holder that the following are, and immediately after giving effect to the transactions contemplated hereby will be, true, correct and complete:

3.2   <u>Power and Authorization</u>. The Issuer has the power and authority and all authorizations, consents and approvals to execute, deliver, and perform its obligations under this Agreement and the Notes.

3.3   <u>Binding Effect</u>. This Agreement and the Notes constitute a legal, valid and binding obligations of the Issuer, enforceable against the Issuer in accordance with their respective terms, except as enforceability may be limited by applicable bankruptcy, insolvency, or similar laws affecting the enforcement of creditors' rights generally or by equitable principles relating to enforceability.

3.4   <u>Holder's Representations and Warranties</u>**.** Each Holder hereby severally, but not jointly, represents and warrants to the Issuer as follows as of the date hereof and as of the Closing Date:

(a)   <u>Accuracy of Information</u>. All of the information the Holder has given to the Issuer (whether in this Agreement, at the Site, or otherwise) is accurate and the Issuer and may rely on it. If any of the information Holder has given to Issuer changes before the Issuer accepts Holder's subscription, Holder will notify the Issuer immediately. Holder agrees to indemnify and hold Issuer, and each of their respective directors, officers, employees and representative harmless for any damages, losses, or claims (including reasonable attorney fees and costs) incurred by Issuer that result from or arise out of inaccurate information provided by Holder.

(b)   <u>Risks</u>. Holder understands all the risks of investing, including the risk that Holder could lose its entire investment in the Issuer evidenced by the Note and this Agreement. Without limiting that statement, Holder acknowledges and agrees that it has reviewed and understands each of the risks listed under "Risk Factors" in the Disclosure Document.

(c)   <u>No Representations</u>. No person (i) has made any promises or representations to Holder, except for the information contained in the Disclosure Document; or (ii) has guaranteed any financial outcome for Holder's investment.

(d)   <u>Escrow Account</u>. Each Holder understands that its money will be held in an escrow account in one or more banks prior to funding the loan to the Issuer for the stated Purpose. If any of these banks became insolvent, such money could be lost.

(e)   <u>Opportunity to Ask Questions</u>. Each Holder has had the opportunity to ask questions about the Issuer and the investment, which questions have been answered to the Holder's satisfaction.

(f)   <u>Legal Power to Sign and Invest</u>. Holder has the legal power to sign this Agreement and purchase the Note. Holder's investment does not violate any contract Holder has entered into with any other individual or entity.

(g)   Acting On Holder's Behalf. Each Holder acknowledges and agrees that it is acting on its own behalf in purchasing the Note, not on behalf of any other individual or entity.

(h)   Investment Purpose. Holder is purchasing the Note solely as an investment, not with an intent to re-sell or "distribute" any part of the Note.

(i)   Knowledge. Holder has enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

(j)   Financial Forecasts. Holder understands that any financial forecasts or projections are based on estimates and assumptions the Issuer believes to be reasonable but are highly speculative. Given the industry, any forecasts or projections will probably prove to be incorrect.

(k)   Financial Wherewithal. Holder can afford this investment, even if Holder loses the entirety of its investment. Holder does not rely on its cash or other property used in this investment to pay for any of Holder's current living necessities, including but not limited to, Holder's food, housing, and utilities.

(l)   No Government Approval. Holder understands that no state or federal authority has reviewed this Agreement or the Note or made any finding relating to the value or fairness of the investment.

(m)   No Advice. Each Holder acknowledges and agrees that the Issuer has not provided the Holder with any investment, financial, or tax advice. Each Holder has been advised to consult with its own legal and financial advisors and tax experts prior to entering into this Agreement.

(n)   Tax Treatment. If any withholding tax is imposed on any payment made by Issuer to a Holder pursuant to a Note, such tax shall reduce the amount otherwise payable with respect to such payment. Upon request of Issuer, the Holder shall provide the Issuer with an Internal Revenue Service Form W-9 or other similar withholding certificate of a State, local or foreign governmental authority such that the Issuer may make payments under the Note without deduction for, or at a reduced rate of deduction for, any tax. Any taxes owed on the payments to Holder shall be the responsibility of such Holder.

(o)   Anti-Terrorism and Money Laundering (Natural Persons). If Holder is a natural person (not an entity), such Holder represents and warrants as follows:
- (i)   Source of Funds. None of the money Holder has paid or will pay or contribute to the Issuer is derived from or related to any activity that is illegal under United States law.
- (ii)   Anti-Terrorism Laws. Holder is not on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of

Treasury ("<u>OFAC</u>"), nor a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

    (iii)   <u>Anti-Money Laundering Laws</u>. Holder's purchase of a Note will not, by itself, cause the Issuer to be in violation of any "anti-money laundering" laws, including, without limitation, the United States Bank Secrecy Act, the United States Money Laundering Control Act of 1986, and the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001.

    (iv)   <u>Additional Information</u>. Holder will provide such documentation as may be reasonably requested by the Issuer to verify further the source of funds used to purchase the Note.

(p)   <u>Entity Holders</u>. Each Holder that is a legal entity, such as a corporation, partnership, or limited liability company, represents and warrants as follows:

(i)   <u>Good Standing</u>. Holder is validly existing and in good standing under the laws of the jurisdiction where it was organized and has full corporate power and authority to conduct its business as presently conducted and as proposed to be conducted.

(ii)   <u>Other Jurisdictions</u>. Holder is qualified to do business in every other jurisdiction where the failure to qualify would have a material adverse effect on Holder.

(iii)   <u>Authorization</u>. The execution, delivery, and performance by Holder of this Agreement and any related Loan Documents have been duly authorized by all necessary corporate action.

(iv)   <u>Investment Company</u>. Holder is not an "investment company" within the meaning of the Investment Company Act of 1940.

(v)   <u>Anti-Terrorism and Money Laundering</u>.

    (A)   <u>Source of Funds</u>. No funds used or contributed to the Issuer derives from or relates to any activity that is illegal under United States law.

    (B)   <u>Anti-Terrorism Laws</u>. None of the ultimate owners of Holder is on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by OFAC, nor is a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

    (C)   Notice of Violations. If at any time the Issuer determines that any of the representations in contained in this subsection are untrue or inaccurate, or if otherwise required by applicable law or regulation related to terrorism, money laundering, and similar activities, the Issuer may undertake appropriate actions to ensure compliance with applicable law or regulation, including, but not limited to segregation or redemption of such Holder's Note.

ARTICLE IV

COVENANTS

4.1   Issuer Covenants. Issuer covenants and agrees that, so long as any of the obligations evidenced by the Loan Documents remain unpaid or unsatisfied:

(a)   Maintenance of Property. Issuer shall maintain and preserve all its real and tangible property in good working order and condition, ordinary wear and tear and casualty excepted.

(b)   Insurance. Issuer shall maintain or cause to be maintained in full force and effect all policies of insurance of any kind (including policies of fire, theft, public liability, property damage, other casualty insurance) with respect to the property of the Issuer, including any Collateral, with reputable insurance companies or associations of a nature and providing such coverage as is sufficient and as is customarily.

(c)   Use of Proceeds. Issuer shall use the proceeds of the sale of the Notes solely for the Purposes stated herein and in the Disclosure Document.

4.2   Holder Covenants. Each Holder covenants and agrees that, so long as any of the obligations evidenced by its Note remains unpaid or unsatisfied:

(a)   Restrictions on Holders. No Holder may, under any circumstances (i) take any individual action to collect a Note; or (ii) record, or try to record, a Note or any other instrument relating to a Note.

(b)   Disclosure. Holder agrees that Issuer may release confidential information about Holder to government authorities if Issuer, in its sole discretion, determines after consultation with counsel that releasing such information is in the best interest of the Issuer in light of any applicable law or regulation.

(c)   Additional Documents. Holder agrees to execute any additional documents the Issuer requests if the Issuer reasonably believe those documents are necessary or appropriate and explain that Holder is able to bear the economic risk of its investment in the Notes for an indefinite duration and is able to afford a complete loss of such investment.

(d)   No Transfer of Notes. Holder may not transfer, pledge, encumber, or otherwise dispose of Holder's interest in its Note at any time. Any attempt to transfer, pledge, encumber or other dispose of Holder's interest in its Note shall be void.

(e)   Re-Purchase of Holder's Note. If Issuer decide that Holder has provided inaccurate information or has otherwise violated its obligations, Issuer may (but shall not be required to) repurchase or rescind Holder's Note.

ARTICLE V

ADMINISTRATIVE AGENT

5.1   Appointment. Each Holder hereby irrevocably designates, appoints and authorizes Honeycomb Collateral LLC to act as the initial Administrative Agent for such Holder under this Agreement and to execute and deliver or accept on behalf of each of the Holder any Loan Documents, including this Agreement, and any security agreement or mortgage or other document or instrument reasonably necessary to give effect to the transactions contemplated by this Agreement and the Disclosure Document. Each Holder hereby irrevocably authorizes the Administrative Agent to take such action on its behalf under the provisions of this Agreement and the Loan Documents, and to exercise such powers and to perform such duties hereunder as are specifically delegated to or required of the Administrative Agent by the terms hereof, together with such powers as are reasonably incidental thereto. Administrative Agent agrees to act as the Administrative Agent on behalf of the Holders to the extent provided in this Agreement.

5.2   Nature of Duties.

(a)   The Administrative Agent shall have no duties or responsibilities except those expressly set forth in this Agreement and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or otherwise exist. The duties of the Administrative Agent shall be mechanical and administrative in nature and shall not create any fiduciary or trust relationship in respect of any Holder.

(b)   The function and duty of the Administrative Agent shall be: (i) to execute any security agreement, mortgage or other Loan Document on behalf of the Holders providing for the grant of a security interest in favor of the Holders in property of the Issuer as contemplated in the Disclosure Document and in this Agreement; (ii) to enforce the rights and remedies of the Holders under any applicable Loan Document, including this Agreement, upon written direction from the Required Holders (as defined below) (an "Enforcement Proceeding"); and (iii) to hold proceeds collected by Administrative Agent following an Event of Default by the Issuer, including, but not limited to, from the sale of any Collateral, and to distribute such proceeds to the Holders in an amount consistent with the terms and conditions of this Agreement and the Holder's respective Note; provided however, that in connection with this subsection (b)(iii), only, each Holder acknowledges and agrees that a successor Administrative Agent to Honeycomb Collateral LLC must be appointed pursuant to Section 5.7, below, and that in no event can Honeycomb Collateral LLC hold or distribute proceeds on behalf of the Holders.

(c)   In connection with any Enforcement Proceeding, the Administrative Agent shall have the power, on behalf of each Holder, to pursue such remedies as may be available by law and pursuant to this Agreement, for the purpose of maximizing the return to the Holders as a group, and to settle the claims of each Holder on such terms as the Administrative Agent may determine in its sole and unlimited

discretion, subject to the other provisions of this Agreement. The Administrative Agent may pursue such remedies notwithstanding that the Administrative Agent does not have physical possession of the Notes and without naming the Holders as parties.

(d)   The Administrative Agent takes no responsibility and makes no statement regarding the validity, extent or enforceability of the Loan Documents or the lien priority or position that the Holders will have as a result of the Loan Documents.

5.3   Instructions from the Holders. The Administrative Agent agrees, upon the written request of the Holders holding at least a majority of the then outstanding amount of the obligations evidenced by the Notes on an aggregate basis (the "Required Holders"), to take or refrain from taking any action of the type specified as being within the Administrative Agent's rights, powers or discretion herein, provided that the Administrative Agent shall not be required to take any action which exposes the Administrative Agent to personal liability or which is contrary to this Agreement, any loan agreements with third parties (if applicable), or any of the other Loan Documents or applicable Law. Additionally, Administrative Agent shall have no obligation to comply with instructions from the Required Holders to initiate or continue an Enforcement Proceeding without sufficient funds being made available in advance to Administrative Agent to cover the Administrative Agent's out-pocket-expenses, including, but not limited to, filing fees and costs, required to initiate or continue such Enforcement Proceeding. Any action taken or failure to act pursuant to such instructions shall be binding on the Holders. No Holder shall have any right of action whatsoever against the Administrative Agent as a result of the Administrative Agent acting or refraining from acting hereunder in accordance with the instructions of the Required Holders, or in the absence of such instructions, in the absolute discretion of the Administrative Agent. Holders acknowledge and agree to electronic communications by and between the Holders and the Administrative Agent and any Holder's failure to affirmatively instruct the Administrative Agent within the time prescribed by Administrative Agent shall be deemed as the Holder's consent to the action or inaction taken by the Administrative Agent.

5.4   Nonrecourse Liability. The Administrative Agent shall not be liable to any Holder for any action taken or omitted to be taken by it or them hereunder, or in connection herewith including pursuant to this Agreement or any other Loan Document, unless caused by Administrative Agent's own gross negligence or willful misconduct.

5.5   Reimbursement and Indemnification of Administrative Agent by Issuer. Issuer agrees to reimburse, indemnify defend and save the Administrative Agent harmless from and against all liabilities, costs, expenses or disbursements, including attorneys' fees and disbursements, of any kind or nature whatsoever which may be imposed on, incurred by or asserted against the Administrative Agent, in its capacity as such, in any way relating to or arising out of this Agreement or any other Loan Document; provided that Issuer shall not be liable for any portion of such liabilities, costs, expenses or disbursements if the same results from the Administrative Agent's gross negligence or willful misconduct.

5.6   Compensation. Administrative Agent shall be entitled to compensation and reimbursement of expenses as set forth below which amounts shall be the obligation of the Company and shall be added to the amounts otherwise payable under the Notes:

(a)   Flat Fee. As compensation to the Administrative Agent for the services provided by the Administrative Agent to the Holders in the execution and documentation of any Collateral securing the obligations evidenced by the Notes, Holders acknowledge and agree that Administrative Agent may be paid a flat fee.

(b)   Hourly Rate. As compensation to the Administrative Agent for the services provided by the Administrative Agent in connection with any Enforcement Proceeding, Administrative Agent shall be entitled to receive reasonable compensation at the hourly rate plus reimbursement of all out of pocket expenses reasonably incurred by the Administrative Agent.

(c)   Surcharge. Upon the occurrence of an Event of Default that is continuing, all payments under the Notes shall be directed to and held in escrow until the Event of Default is cured or otherwise resolved. Each Holder acknowledges and agrees that the Administrative Agent may surcharge (i) the Collateral, if any, and (ii) the funds maintained in escrow in an amount equal to the outstanding and unpaid portion of the compensation due and payable to the Administrative Agent under the terms of this Agreement, prior to causing the balance of said proceeds or funds to be distributed to the Holders on a pro rata basis.

5.7   Successor Administrative Agent. The Administrative Agent (i) may resign as Administrative Agent by providing Notice ("Notice of Resignation") or (ii) shall resign if such resignation is requested by the Required Holders, by giving not less than thirty (30) days' prior written notice to the Holders and the Issuer. Upon the occurrence of an Event of Default, each Holder hereby acknowledges and agrees that Honeycomb Collateral LLC shall resign as the Administrative Agent and that the Holders must appoint a successor Administrative Agent on or before the date specified in the Notice of Resignation. Each Holder further acknowledges that Honeycomb Collateral LLC cannot hold or distribute funds on behalf of any Holder and that a successor Administrative Agent must be appointed prior to the receipt of any funds on behalf of any Holder in any Enforcement Proceeding or otherwise. If the Administrative Agent resigns under this Agreement, then either (a) the Required Holders shall appoint from among the Holders a successor agent for the Holders or (b) if a successor agent shall not be so appointed and approved within the earlier of: (i) the thirty (30) day period immediately following the Administrative Agent's Notice of Resignation; or (ii) the need to appoint a successor Administrative Agent to receive and distribute funds on behalf of Holders, as reasonably determined by Honeycomb Collateral LLC in its sole discretion, then the Administrative Agent shall appoint a successor agent who shall serve as Administrative Agent until such time as the Required Holders appoint a successor agent. For purposes of appointing a successor Administrative Agent, only, the Required Holders shall be determined by reference to Holders holding at least a majority of the then outstanding amount

of the obligations evidenced by the Notes on an aggregate basis that have cast a vote timely. Upon its appointment pursuant to either clause (a) or (b) above, such successor agent shall succeed to the rights, powers and duties of the Administrative Agent, and the term "Administrative Agent" shall mean such successor agent, effective upon its appointment, and the former Administrative Agent's rights, powers and duties as Administrative Agent shall be terminated without any other or further act or deed on the part of such former Administrative Agent or any of the parties to this Agreement. After the resignation of any Administrative Agent hereunder, the provisions of this Agreement shall inure to the benefit of such former Administrative Agent and such former Administrative Agent shall not by reason of such resignation be deemed to be released from liability for any actions taken or not taken by it while it was an Administrative Agent under this Agreement.

5.8   Calculations. In the absence of gross negligence or willful misconduct, Holder acknowledges and agrees that there will be no liability for any error in computing the amount payable to any Holder whether in respect of the Notes, fees or any other amounts due to the Holder under this Agreement. In the event an error in computing any amount payable to any Holder is made, the Administrative Agent, the Issuer and each affected Holder shall, forthwith upon discovery of such error, make such adjustments as shall be required to correct such error.

ARTICLE VI

EVENTS OF DEFAULT

6.1   Event of Default. Any of the following shall constitute an "Event of Default":

(a)   Non-Payment. The Issuer fails to pay to a Holder any amount due and such failure continues for thirty (30) days following written notice to the Issuer; or

(b)   Representation or Warranty. Any representation, warranty or certification by or on behalf of the Issuer shall prove to have been incorrect in any material respect on or as of the date made or deemed made; or

(c)   Insolvency. Issuer ceases or fails to be solvent or admits in writing its general inability to pay, its debts as they become due, subject to applicable grace periods, if any;

(d)   Breach of Other Obligations. Issuer breaches a material obligation owed to a third party, including breach of any loan documents with another lender; or

(e)   Involuntary Proceeding. The Issuer becomes subject to an involuntary proceeding of bankruptcy, insolvency, or otherwise subject to receivership and remains so for a period of ninety (90) days; or

(f)   Change of Control. All outstanding principal and accrued interest shall be immediately due and payable upon a Change of Control of the Issuer. For these purposes, the term "Change of Control" means (i) the sale or other disposition of all or any substantial portion of the assets or equity securities of the Issuer; (ii) a change in more than fifty percent (50%) of the effective voting power of the Issuer; or (iii) any merger or reorganization of the Issuer, except a merger in which those in control of the Issuer retain more than fifty percent (50%) of the combined voting power of the resulting entity; or

(g)   Bankruptcy. Issuer files a voluntary bankruptcy proceeding.

6.2   Remedies. Upon the occurrence and during the continuance of an Event of Default in Section 6.1(a)-(f), then the Required Holders may instruct the Administrative Agent to declare all amounts owed under the Notes to be immediately due and payable. Upon the occurrence of an Event of Default in Section 6.1(g), all amounts owed under the Notes shall automatically be accelerated and become immediately due and payable without prior written notice or demand. Upon the occurrence of any Event of Default that is continuing, Holders shall have the right to exercise all rights and remedies available to them under this Agreement, any Loan Document, at law or in equity, consistent with the procedures set forth in this Agreement.

6.3   No Individual Right of Action. Each Holder acknowledges and agrees that no Holder has an individual right of action to enforce its Note or any of the Loan Documents against the Issuer and is bound by the decision and instructions provided to the Administrative Agent by the Required Holders consistent with the terms of this Agreement.

6.4   Force Majeure. An Event of Default shall not be deemed to have occurred if a breach or failure by the Issuer is caused by Acts of God, government restrictions (including the denial or cancellation of any export, close of business or other extraordinary measures), wars, insurrections and/or any other cause beyond the reasonable control of the Issuer; provided that the Administrative Agent shall give Holders written notice describing the force majeure in reasonable detail given the information presently available. Performance under the Notes is suspended for the period of time in which the force majeure is in effect, plus thirty (30) days thereafter (the "Force Majeure Period"). The Force Majeure Period may be extended further in the discretion of the Administrative Agent with the consent of the Required Holders pursuant to the procedures outlined in Section 5.3 of this Agreement. Any payments made by any Issuer during the Force Majeure Period are not subject to refund. The term length of the Note shall not be adjusted if the Force Majeure is put into effect.

ARTICLE VII

MISCELLANEOUS

7.1   LIMITATIONS ON DAMAGES. NEITHER ISSUER NOR ADMINISTRATIVE AGENT WILL BE LIABLE TO ANY HOLDER FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF HOLDER DISCLOSES IT MIGHT INCUR THOSE DAMAGES. The maximum liability the Issuer or Administrative Agent may have to any Holder is the amount of such Holder's investment as evidenced by the Note.

7.2   NO CLASS ACTION CLAIMS. NO LAWSUIT SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same lawsuit unless those persons are parties to a single transaction. An award shall determine the rights and obligations of the named parties only, and only with respect to the claims in the lawsuit, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration

7.3   Consent to Jurisdiction and Service of Process; Waiver of Jury Trial.

(a)   Issuer and each Holder hereby: (i) irrevocably submits to the jurisdiction of the Court of Common Pleas of Allegheny County, Pennsylvania and to the jurisdiction of the United States District Court for the Western District of Pennsylvania for the purposes of any action or proceeding arising out of or relating to any of this Agreement or the Notes or the subject matter thereof and brought by the Administrative Agent on behalf of the Holder; (ii) waives and agrees not to assert, by way of motion, as a defense or otherwise, in any such action or proceeding, any claim that (A) it is not personally subject to the jurisdiction of such courts, (B) the action or proceeding is brought in an inconvenient forum or (C) the venue of the action or proceeding is improper; and (iii) agrees that, notwithstanding any right or privilege it may possess at any time, such party and its assets are subject to suit on account of the obligations assumed by it hereunder.

(b)   THE PARTIES WAIVE THE RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO ANY OF THE TRANSACTION

DOCUMENTS OR THE SUBJECT MATTER THEREOF AND BROUGHT BY ANY OTHER PARTY.

(c)   The Holders acknowledge that this is a commercial transaction, that the foregoing provisions for consent to jurisdiction, service of process and waiver of jury trial have been read, understood and voluntarily agreed to by them and that by agreeing to such provisions they are waiving important legal rights. The obligations of the parties under this Section will survive any termination of this Agreement.

7.4   Creditor-Debtor Relationship. The relationship between each Holder, on the one hand, and the Issuer, on the other hand, is solely that of creditor and debtor.

7.5   Expenses. Each party shall be responsible for its own expenses, including without limitation all attorney's fees which arise out of or relate to the documentation of this Agreement or the Notes. Upon the occurrence of an Event of Default or commencement of an Enforcement Proceeding, the costs and expenses incurred by the Administrative Agent on behalf of the Holders, including reasonable attorneys' fees and costs, shall be added to and become a part of the obligations owed by the Issuer under this Agreement.

7.6   Notices. All notices, consents, requests, demands and other communications required or permitted hereunder: (a) will be in writing; (b) will be sent by electronic delivery, including all tax forms, to the email address provided by the Holder on the Site and shall be deemed transmitted when sent. Notices to the Administrative Agent and the Issuer may be sent electronically to the email addresses provided in their respective signature blocks.

7.7   Amendments. This Agreement and the Notes may be amended only by a writing signed by the Issuer on the one hand and by the Administrative Agent on behalf of the Holders on the other hand, and any such amendment will be effective only to the extent specifically set forth in such writing.

7.8   Confidentiality. Each of the Holders shall maintain in confidence in accordance with its customary procedures for handling confidential information, all written information that the Issuer, furnishes to Holders ("Confidential Information"), other than any such Confidential Information that become generally available to the public other than as a result of a breach by the Holders of its obligations hereunder or that is or becomes available to the Holders from a source other than the Issuer, and that is not, to the actual knowledge of the recipient thereof, subject to obligations of confidentiality with respect thereto.

7.9   Miscellaneous. This Agreement and the Notes: (a) may not be assigned, pledged or otherwise transferred, whether by operation of law or otherwise, without the prior consent of the Issuer; (b) may be executed in electronically and in counterparts by the parties, which shall be deemed effective as an original and will constitute one and the same instrument; (c) contain the entire agreement of

the parties with respect to the transactions contemplated hereby and thereby and supersede all prior written and oral agreements, and all contemporaneous oral agreements, relating to such transactions; (d) are governed by, and will be construed and enforced in accordance with, the laws of the Commonwealth of Pennsylvania without giving effect to any conflict of laws rules; and (e) are binding upon, and will inure to the benefit of, the parties and their respective successors and permitted assigns. The waiver by a party of any breach or violation of any provision of this Agreement will not operate or be construed a waiver of any subsequent breach or violation hereof. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining portions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.

SECURITY AGREEMENT

This Security Agreement by 5 Generation Bakers, LLC, PA Limited Liability Company (the "<u>Debtor</u>"), having a principal place of business located at 1100 Chartiers Avenue, McKees Rocks, PA 15136 and Honeycomb Collateral LLC, a Delaware Limited Liability Company, or any of its successors or assigns (the "<u>Collateral Agent</u>" or "<u>Secured Party</u>").

Recitals

A.   The Debtor has entered into that certain Note Purchase Agreement (the "<u>NPA</u>") pursuant to which the Debtor, as Issuer, issued certain notes (collectively the "<u>Notes</u>") to holders (the "<u>Holders</u>") purchased pursuant to an offering exempt from registration under section 4(a)(6) of the Securities Act of 1933 (the "<u>Title III Offering</u>"), conducted on www.HoneycombCredit.com maintained by Honeycomb Credit, Inc. (the "<u>Portal</u>"); and

B.   Pursuant to the terms of the NPA, it is a condition precedent to the Holders' agreement to purchase the Notes, that the Debtor grant to and create in favor of the Collateral Agent (for the benefit of the Holders) a first priority security interest in the Collateral (defined below) to secure repayment of the obligations owed to the Holders by the Debtor under the Notes.

NOW, THEREFORE, intending to be legally bound by this Agreement, Debtor and Secured Party mutually covenant and agree as follows:

1.   Grant of Security Interest. To secure the payment of all amounts due under the Notes, the Debtor hereby grants to the Collateral Agent a security interest (the "<u>Security Interest</u>") in the assets listed on Schedule A and any proceeds, substitutions, replacements thereof or additions thereto (the "<u>Collateral</u>"). This Agreement constitutes a "security agreement" within the meaning of the Uniform Commercial Code as adopted in Pennsylvania (the "<u>Code</u>"). All capitalized terms in this Agreement, if not otherwise defined, shall have the meaning given to them by the Code.

2.   Rights and Remedies of a Secured Party. In addition to all rights and remedies given to the Secured Party pursuant to the NPA and this Security Agreement, the Secured Party shall have all of the rights and remedies of a secured party under the Code (whether or not the Code applies to the Collateral).

3.   Authorization to File Financing Statements. The Debtor hereby irrevocably authorizes the Collateral Agent at any time and from time to time to file in any filing office in any Uniform Commercial Code jurisdiction any initial financing statements and amendments thereto

4.   Debtor's Warranties, Representations and Agreements. The Debtor represents and warrants to Secured Party and agrees that:

(a) The exact legal name of Debtor as is set forth in the first paragraph of the Agreement and Debtor shall not change its legal name without giving secured party thirty (30) days prior written notice thereof;

(b) The state of formation of the Debtor is PA. Debtor shall not change the state of its incorporation or formation without giving Secured Party thirty days prior written notice thereof;

(c) Debtor must keep complete and accurate Books and Records (as used herein, the term "Books and Records" is defined to include all books of original and final entry, including computer programs, software, stored material and data banks associated with or arising out of Debtor's business or record keeping) and make all necessary entries therein to reflect the quantities, costs, value and location of the Collateral. Debtor agrees to mark its Books and Records in such fashion as to indicate the security interest granted to Secured Party herein. Debtor will permit Secured Party, its officers, employees and agents, to have access to all of Debtor's Books and Records and any other records pertaining to Debtor's business which Secured Party may request, and will cause all persons including computer service bureaus, bookkeeping services, accountants and the like, to make all such Books and Records available to Secured Party, its officers, employees and agents and, if deemed necessary by Secured Party in Secured Party's sole discretion, permit Secured Party, its officers, employees and agents to duplicate, at Debtor's expense, the Books and Records at Debtor's place of business or any other place where they may be found. Secured Party's right to inspect and duplicate Debtor's Books and Records will be enforceable at law by action of replevin or by any other appropriate remedy at law or in equity;

(d) The Collateral is and has been kept at the Debtor's principal place of business (as set forth above), and Debtor's chief executive office is and has been at the location of Debtor's principal place of business;

(e) Debtor must immediately notify Secured Party in writing of any event causing deterioration, loss or depreciation in value of any of the Collateral and the amount of such loss or depreciation. Debtor must permit Secured Party, its officers, employees and agents, access to the Collateral at any time and from time to time, as and when requested by Secured Party, for the purposes of examination, inspection and appraisal thereof and verification of Debtor's Books and Records pertaining thereto, and Debtor will pay the expenses of these inspections and audits on Secured Party's request. Debtor will promptly notify Secured Party in writing if there is any change in the status or physical condition of any Collateral. Debtor agrees not to return any Collateral to the supplier thereof without obtaining Secured Party's prior written consent;

(f) Debtor will not sell, exchange, lease, rent or otherwise dispose of any of the Collateral or of any Debtor's rights therein, other than in the ordinary course of Debtor's business, without the prior written consent of Secured Party;

(g) Debtor will care for and preserve the Collateral in good condition and repair at all times and will pay the cost of repairs to and maintenance and preservation of the Collateral and will

not permit anything to be done that may impair the value of any of the Collateral or the security intended to be afforded by this Agreement;

(h) Until the occurrence of an Event of Default (as this term is defined below), Debtor may use the Collateral in any lawful manner not inconsistent with the agreements herein or with the terms and conditions of any policy of insurance thereon;

(i) No Event of Default has occurred and no event has occurred which, with the passage of time or the giving of notice or both, could be an Event of Default hereunder;

(j) Debtor will notify the Secured Party in writing prior to beginning to engage in business in any corporate or fictitious name other than its present corporate name;

(k) Debtor will not use the Collateral in violation of any federal, state or local statute or ordinance;

(l) Debtor and Debtor will comply with each covenant set forth in the NPA;

(m) If any of the Collateral or any of Debtor's Books and Records are at any time to be located on premises leased by Debtor or on premises owned by Debtor subject to a mortgage or other lien, Debtor must obtain and deliver or cause to be delivered to Secured Party prior to delivery of any Collateral or Books and Records concerning the Collateral to said premises, an agreement, in form satisfactory to Secured Party, waiving the landlord's, mortgagee's or lienholder's rights to enforce any claim against Debtor for moneys due under the landlord's lien, mortgagee's mortgage or other lien by levy of distraint or other similar proceeding against the Collateral or Debtor's Books and Records and assuring Secured Party's ability to have access to the Collateral and Debtor's Books and Records in order to exercise Secured Party's rights to take possession thereof and to remove them from such premises;

(n) Debtor will keep itself and the Collateral insured against all hazards in such amounts and by such insurers as are satisfactory to Secured Party, with insurance policies which provide for at least thirty (30) days prior written notice to Secured Party of any cancellation or reduction in coverage. Debtor will cause Secured Party's security interest to be endorsed on all policies of insurance in such manner that all payments for losses will be paid to Secured Party as loss-payee and will furnish Secured Party with evidence of such insurance and endorsements. Debtor will keep such insurance in full force and in effect at all times. In the event that Debtor fails to pay any such insurance premiums when due, Secured Party may but is not required to pay such premiums and add the costs thereof to the amounts due Secured Party under the Notes. Debtor hereby assigns to Secured Party any returned or unearned premiums which may be due upon cancellation of any such policies for any reason whatsoever and directs the insurers to pay Secured Party any amount so due, subject only to the rights of any lender through whom Debtor has financed the payment of such premiums to receive same; and

(o) To further the attachment, perfection and first priority of, and the ability of the Secured Party to enforce, the Secured Party's security interest in the Collateral, and without limitation on the Debtor's other obligations in this Agreement, the Debtor agrees, in each case at the Debtor's expense, to take such actions and execute and deliver such documents

or instruments with respect to the Collateral that Secured Party reasonably requests. Debtor further agrees, at the request and option of the Secured Party, to take any and all other actions the Secured Party may determine to be necessary or useful for the attachment, perfection and first priority of, and the ability of the Secured Party to enforce, the Secured Party's security interest in any and all of the Collateral, including, without limitation,

(i)   executing, delivering and, where appropriate, filing financing statements and amendments relating thereto under the Uniform Commercial Code, to the extent, if any, that the Debtor's signature thereon is required therefor,

(ii)   causing the Secured Party's name to be noted as secured party on any certificate of title for a titled good if such notation is a condition to attachment, perfection or priority of, or ability of the Secured Party to enforce, the Secured Party's security interest in such Collateral,

(iii)   complying with any provision of any statute, regulation or treaty of the United States as to any Collateral if compliance with such provision is a condition to attachment, perfection or priority of, or ability of the Secured Party to enforce, the Secured Party's security interest in such Collateral,

(iv)   obtaining governmental and other third party waivers, consents and approvals in form and substance satisfactory to Secured Party, including, without limitation, any consent of any licensor, lessor or other person obligated on Collateral,

(v)   obtaining waivers from mortgagees and landlords in form and substance satisfactory to the Secured Party, and

(vi)   taking all actions under any earlier versions of the Uniform Commercial Code or under any other law, as reasonably determined by the Secured Party to be applicable in any relevant Uniform Commercial Code or other jurisdiction, including any foreign jurisdiction.

5.   **Use of Collateral; Casualty**. Until the occurrence of an Event of Default, Debtor may sell and use the Collateral in the ordinary course of its business, consistent with past practices, and accept the return of and repossess goods constituting the Collateral. Immediately upon the loss, damage or destruction of any Collateral, Debtor will deliver to Secured Party an amount equal to the greater of Debtor's (a) actual cost or (b) replacement cost of the Collateral so lost, damaged or destroyed, less the amount of any insurance proceeds thereon anticipated to be collected and retained by Secured Party.

6.   **Event of Default**. The occurrence of any one or more of the following will be an "Event of Default" hereunder:

(a) The failure of Debtor at any time to observe or perform any of its warranties, representations or agreements contained in this Agreement and such failure is not cured within ten (10) days following notice from the Collateral Agent;

(b) Debtor's or Debtor's default under the terms of the Notes, the NPA, or any other Loan Document (as defined in the NPA);

(c) The subjection of the Collateral or any rights therein to or the threat of any judicial process, condemnation or forfeiture proceedings;

(d) The insolvency of Debtor, the commencement of a voluntary or involuntary case in bankruptcy against Debtor, the consenting of Debtor to the appointment of a receiver or trustee of any of its property or any part thereof, or the entry of any order of relief against Debtor in any case.

7. **Secured Party's Rights and Remedies**. Upon or after the occurrence of any Event of Default, Secured Party may do any or all of the following, all of which rights and remedies shall be cumulative and any and all of which may be exercised from time to time and as often as Secured Party shall deem necessary or desirable:

(a) Exercise any and all rights, privileges and remedies available to Secured Party under this Agreement, the NPA, the Notes, and under the UCC, or any other applicable law, including without limitation the right to require the Debtor to assemble the Collateral and make it available to Secured Party at a designated place reasonably convenient for disposition;

(b) If applicable, notify Debtor's lessees, renters and account Debtors to make all payments directly to Secured Party and to surrender, at the termination of any lease of any Collateral, the item or items of Collateral so leased or to pay the sale option price, if any, directly to Secured Party;

(c) Cure any default in any reasonable manner and add the cost of any such cure to the amount due under the Notes and NPA;

(d) Retain all of Debtor's Books and Records;

(e) Upon ten (10) days prior written notice to Debtor, which notice Debtor acknowledges is sufficient, proper and commercially reasonable, Secured Party may sell, lease or otherwise dispose of the Collateral, at any time and from time to time, in whole or in part, at public or private sale, without advertisement or notice of sale, all of which are hereby waived, and apply the proceeds of any such sale:

(i) first, to the expenses of Secured Party in preparing the Collateral for sale, selling and the like, including without limitation reasonable attorneys' fees and expenses incurred by Secured Party (including fees and expenses of any litigation incident to any of the foregoing);

(ii) second, to the payment in full of all sums owing to Holders under the Notes consistent with the terms of the NPA and the satisfaction of all of the Debtor's and Debtor's obligations under the Notes and NPA; and

(iii) any excess shall be paid to Debtor.

The waiver of any Event of Default, or Secured Party's failure to exercise any right or remedy hereunder, shall not be deemed a waiver of any subsequent Event of Default or of the right to exercise that or any other right or remedy available to Secured Party.

8. **Expenses of Enforcement**. The Debtor will pay all reasonable expenses of the Collateral Agent, including attorneys' fees, incurred by the Collateral Agent in enforcing its rights and remedies hereunder. If the Collateral Agent brings suit (or files any claim in any bankruptcy, reorganization, insolvency or other proceeding) to enforce any such rights or remedies and shall be entitled to judgment (or other recovery) in such action (or other proceeding) then the Collateral Agent may recover, in addition to all other amounts payable hereunder, its reasonable expenses in connection therewith, including attorneys' fees, and the amount of such expenses shall be included in such judgment (or other form of award).

9. **Termination of Security Interest**. When and only when all amounts due under the Notes, the Note Indenture, and this Agreement shall have been paid in full, then the Security Interest granted to the Collateral Agent pursuant to this Agreement shall terminate and, at the request and expense of the Debtor, the Collateral Agent will execute and deliver to the Debtor such written evidence thereof, including termination statements, and take such other action as the Debtor may reasonably request.

10. **Miscellaneous**.

(a) **Amendments; Waivers**. No amendment, modification, or waiver of any provision of this Agreement shall be binding unless in writing and signed by the party against whom the operation of such amendment, modification, or waiver is sought to be enforced. No delay in the exercise of any right shall be deemed a waiver thereof, nor shall the waiver of a right or remedy in a particular instance constitute a waiver of such right or remedy generally.

(b) **Notices**. Any notice or document required or permitted to be given under this Agreement may be given by a party or by its legal counsel and shall be deemed to be given (i) one day after the date such notice is deposited with a commercial overnight delivery service with delivery fees paid, or (ii) on the date transmitted by email with written acknowledgment of receipt (including by email), to the following addresses or such other address or addresses as the parties may designate from time to time by notice satisfactory under this section:

Collateral Agent	Honeycomb Collateral LLC
	6008 Broad Street
	Pittsburgh, PA 15206
Debtor	c/o SCOTT BAKER
	5 Generation Bakers, LLC
	1100 Chartiers Avenue, McKees Rocks, PA 15136

(c) **Governing Law**. This Agreement shall be governed by the internal laws of Pennsylvania without giving effect to the principles of conflicts of laws. Each party hereby consents to the personal jurisdiction of the Federal or Pennsylvania courts located in or most geographically convenient to Allegheny County, Pennsylvania and agrees that all disputes arising from this Agreement may be prosecuted in such courts. Each party hereby agrees that any such court shall have *in personam* jurisdiction over such party and consents to service of process by notice sent by regular mail to the address set forth above and/or by any means authorized by Pennsylvania law.

(d) <u>**Waiver of Jury Trial**</u>. THE DEBTOR WAIVES ITS RIGHT TO A JURY TRIAL WITH RESPECT TO ANY ACTION OR CLAIM ARISING OUT OF ANY DISPUTE IN CONNECTION WITH THIS AGREEMENT, ANY RIGHTS, REMEDIES, OBLIGATIONS, OR DUTIES HEREUNDER, OR THE PERFORMANCE OR ENFORCEMENT HEREOF OR THEREOF. EXCEPT AS PROHIBITED BY LAW, THE DEBTOR WAIVES ANY RIGHT WHICH IT MAY HAVE TO CLAIM OR RECOVER IN ANY LITIGATION REFERRED TO IN THE PRECEDING SENTENCE ANY SPECIAL, EXEMPLARY, PUNITIVE OR CONSEQUENTIAL DAMAGES OR ANY DAMAGES OTHER THAN, OR IN ADDITION TO, ACTUAL DAMAGES.

(e) **Language Construction**. The language of this Agreement shall be construed in accordance with its fair meaning and not for or against any party. The parties acknowledge that each party has had an opportunity for its counsel to review and participate in the drafting of this Agreement and, accordingly, that the rule of construction that would resolve ambiguities in favor of non-drafting parties shall not apply to the interpretation of this Agreement.

(f) **Signatures**. This Agreement may be signed (i) in counterparts, each of which shall be deemed to be a fully-executed original; and (ii) electronically, e.g., via DocuSign. An original signature transmitted by facsimile or email shall be deemed to be original for purposes of this Agreement.

(g) **No Third Party Beneficiaries**. This Agreement is made for the sole benefit of the parties and the Holders. No other persons shall have any rights or remedies by reason of this Agreement against any of the parties or shall be considered to be third party beneficiaries of this Agreement in any way.

(h) **Binding Effect**. This Agreement shall inure to the benefit of the respective heirs, legal representatives and permitted assigns of each party, and shall be binding upon the heirs, legal representatives, successors and assigns of each party.

(i) **Titles and Captions**. All article, section and paragraph titles and captions contained in this Agreement are for convenience only and are not deemed a part of the context hereof.

(j) **Pronouns and Plurals**. All pronouns and any variations thereof are deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require.

(k) **Days**. Any period of days mandated under this Agreement shall be determined by reference to calendar days, not business days, except that any payments, notices, or other performance falling due on a Saturday, Sunday, or federal government holiday shall be considered timely if paid, given, or performed on the next succeeding business day.

(l) **Entire Agreement**. This Agreement constitutes the entire agreement between the parties with respect to its subject matter and supersedes all prior agreements and understandings.

SCHEDULE A

Collateral

"<u>Collateral</u>" shall mean, collectively, all the personal property of the Debtor, whether now owned or hereafter acquired, including, but not limited to, the following, all as defined in Article 9 of the Uniform Commercial Code:

Accounts, Chattel Paper, Commercial Tort Claims, Deposit Accounts, Documents, Electronic Chattel Paper, Equipment, and any substitutions, additions or replacements, Fixtures, General Intangibles, Goods, Instruments, Inventory, Investment Property, Letter-of-Credit Rights, Proceeds, and Supporting Obligations

EXHIBIT C – OFFICER CERTIFICATE

I certify that the financial statements included in this Form C are true and complete in all material respects. I certify that all statements of fact and tax return information included in this Form C are accurate and complete to the best of my knowledge.

Scott A Baker

_____

SCOTT BAKER

5 Generation Bakers, LLC

5 GENERATION BAKERS

Comparative Financial Statements for the Years
Ended December 31, 2025 and 2024

Table of Contents



<u>Independent Accountants' Review Report</u>

Date: May 6, 2026

To the Management team and Owners
5 Generation Bakers

Scope Paragraph

We have reviewed the accompanying balance sheets of 5 Generation Bakers as of December 31, 2025, and 2024, and the related statements Income, retained earnings, and cash flows for the years then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management Responsibility Paragraph

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Accountant's Responsibility Paragraph

Our responsibility is to conduct the reviews in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Limited Assurance Paragraph

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Emphasis of a Matter — Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, as of December 31, 2025, the Company has a members' deficit of approximately ($2,360,357), total liabilities of $5,264,417 that significantly exceed total assets of $2,904,060, and an accumulated deficit of ($3,127,075) reflecting cumulative losses from prior operating periods. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Barry Von Deylen, CPA

Primrose Bookkeeping, Accounting, and Consulting

May 6, 2026

Date

5 GENERATION BAKERS, LLC

BALANCE SHEETS

As of December 31, 2025 and 2024

	2025	2024
ASSETS		
Current Assets		
Cash and cash equivalents	166,547.51	196,865.73
Accounts receivable, net	724,822.48	618,517.07
Undeposited funds	1,571.40	77,468.20
Prepaid expenses and other current assets	4,258.00	4,258.00
Total Current Assets	**897,199.39**	**897,109.00**
Property and Equipment		
Building	1,490,326.81	1,490,326.81
Building improvements / leasehold improvements	1,534,116.87	1,534,116.87
Machinery and equipment	1,421,867.78	1,292,798.30
Business equipment — Island Ave	10,066.35	10,066.35
Less: accumulated depreciation	(2,492,995.77)	(2,133,889.77)
Net Property and Equipment	**1,963,382.04**	**2,193,418.56**
Other Assets		
Syndication costs	36,594.00	36,594.00
Utility deposit	6,885.00	6,885.00
Total Other Assets	**43,479.00**	**43,479.00**
TOTAL ASSETS	**2,904,060.43**	**3,134,006.56**
LIABILITIES AND MEMBERS' EQUITY (DEFICIT)		
Current Liabilities		
Accounts payable	468,493.46	370,080.60
Idea Financial — revolving LOC	263,419.95	-
Sampson LOC	38,640.11	225,000.00
Libertas LOC	-	194,531.34
LOC — Huntington National Bank	252,741.89	276,180.70
Catalyst Connection N/P	1,724.71	9,063.27
Accrued payroll and other liabilities	46,797.20	59,635.51
Total Current Liabilities	**1,071,817.32**	**1,134,491.42**
Long-Term Debt		
Note payable — Huntington National Bank (SBA)	3,585,579.50	3,702,616.39
SBA Economic Injury Disaster Loan	338,156.65	346,801.07
Honeycomb Credit — Campaign Notes Payable	268,864.00	164,974.26
Total Long-Term Debt	**4,192,600.15**	**4,214,391.72**
TOTAL LIABILITIES	**5,264,417.47**	**5,348,883.14**
Members' Equity (Deficit)		
Partner capital accounts — net	771,148.49	870,062.49
Retained earnings (accumulated deficit)	(3,127,075.07)	(2,730,294.98)
Net income (loss) — current year	(4,430.46)	(354,644.09)
Total Members' Equity (Deficit)	**(2,360,357.04)**	**(2,214,876.58)**
TOTAL LIABILITIES AND MEMBERS' EQUITY (DEFIC	**2,904,060.43**	**3,134,006.56**

5 GENERATION BAKERS, LLC
STATEMENTS OF OPERATIONS AND CHANGES IN RETAINED EARNINGS
For the Years Ended December 31, 2025 and 2024

	2025	2024
REVENUES		
Net sales	8,857,319.68	5,826,701.53
Resales	96,036.27	-
Royalty sales	-	360.00
Other income	10,000.00	25,483.71
Interest income	723.71	1,281.38
Total Revenues	**8,964,079.66**	**5,853,826.62**
COST OF GOODS SOLD		
Cost of resale goods	119,902.90	-
Direct labor — facilities	1,500,586.59	923,057.46
Direct labor — finishing	(6,226.20)	(3,179.58)
Direct labor — production	478,049.66	393,648.59
Direct labor	15,166.41	15,836.04
COGS — ingredients	2,488,908.75	1,777,887.99
COGS — ingredients (Crimp Bread)	569,416.73	-
COGS — packaging	616,347.56	489,518.69
Freight and shipping	166,077.46	80,437.56
Freight — freezer storage	1,400.50	-
Freight — truck rental	17,297.09	-
Freight — truck fuel	5,343.71	-
Freight — lumper	15,476.45	8,928.72
Freight — shipping/handling	30,594.37	32,672.50
Retail merchandise	-	84,222.78
Uniform	26,599.86	18,535.06
COGS — distributor fees	1,150.23	56.36
Damages	26.25	-
Payroll processing — COGS	14,542.55	11,123.32
Payroll taxes — COGS	223,914.02	156,357.32
Payroll benefits — employee meals	4,500.00	-
Payroll benefits — 401K	750.00	750.00
Payroll benefits — employee medical	23,700.00	-
Payroll benefits — employee life insurance	-	(106.24)
Payroll advances	-	4,475.00
Total Cost of Goods Sold	**6,313,524.89**	**3,994,221.57**
GROSS PROFIT	**2,650,554.77**	**1,859,605.05**
OPERATING EXPENSES		
Advertising	5,250.88	11,750.00
Advertising — website	4,721.78	4,338.72
Advertising — donation cash	7,015.00	640.74
Advertising — rebate	1,645.74	1,473.74

Advertising — displays	2,740.18	6,382.50
Advertising — promotional materials	21,016.55	21,593.49
Advertising — sponsorship	32,877.00	30,158.30
Advertising — ad agency	36,485.95	37,135.00
Advertising — print	5,000.00	1,000.00
Advertising — donation in-kind	7,322.44	414.00
Advertising — discounts	42,240.09	29,033.45
Advertising — flyers	51,240.64	53,392.30
Advertising — marketing programs	500.00	7,972.85
Advertising — food show	36,577.88	29,449.97
Advertising — sampling	2,630.45	1,953.04
Advertising — slotting fee	1,900.00	2,600.00
Automobile expense	8,591.44	8,775.33
Bank service charges	14,598.72	8,281.58
Business taxes	-	6.00
Depreciation expense	230,037.00	247,706.88
Dues and subscriptions	12,954.85	9,731.60
Employee benefits — medical	1,510.00	-
Equipment (expensed)	246,280.40	111,665.39
Equipment rental	10,570.61	10,220.29
Flowers / gifts	1,787.91	104.81
Food safety program	30,862.59	31,738.05
Insurance — workers compensation	40,703.84	27,365.32
Insurance — business	11,579.00	11,598.10
Insurance — other	3,975.90	9,211.20
Interest expense	272,843.76	155,138.63
Meals and entertainment	4,246.00	15,913.00
Miscellaneous	1,304.56	270.47
Mortgage interest — 5GB Real Estate Holdings	182,921.54	183,704.05
Office supplies	48,426.91	65,888.31
Office supplies — IT	30,974.75	19,115.75
Parking expense	1,191.36	565.50
Parking — tolls	2,412.78	2,242.24
Payroll expenses	580,223.15	457,146.80
Payroll — AFLAC post tax	359.04	424.32
Payroll — AFLAC pretax	-	14,606.00
Payroll — life insurance	2,045.75	2,632.14
Payroll — 401K	18,067.75	65,136.40
Payroll — direct labor	28,929.80	26,028.53
Payroll — employee meals	12,802.95	17,628.87
Payroll — mileage reimbursement	4,986.55	7,592.84
Payroll — broker fees	30,809.01	60,835.18
Postage	587.02	1,417.84
Professional fees	41,120.00	21,071.00
Prof fees — kosher certification	16,025.04	16,641.54
Prof fees — accounting	17,500.00	18,000.00

Prof fees — legal fees	3,487.90	755.00
Real estate taxes	52,452.66	48,384.14
Reconciliation discrepancies	333.97	(490.92)
Rent expense	244.50	-
Repairs and maintenance	28,796.63	38,174.11
Repairs — equipment	109,711.65	33,098.76
Repairs — pest management	8,331.81	7,019.17
Repairs — trash removal	22,386.45	18,156.88
Supplies — cleaning	35,035.74	35,939.55
Supplies — production	10,985.78	8,600.95
Supplies — sampling	3,747.94	2,487.47
Supplies — retail refund	65.71	28.00
Telephone expense	2,817.19	2,592.69
Training and education	478.99	274.54
Travel expense	3,344.44	3,673.04
Travel — hotel lodging	13,631.90	11,101.99
Travel — airfare	9,885.08	9,682.98
Utilities — propane	758.25	1,083.71
Utilities — gas	65,153.05	42,027.66
Utilities — electric	99,043.03	74,628.93
Utilities — water	11,929.00	9,338.43
Bad debt expense	1,969.00	-
Total Operating Expenses	**2,654,985.23**	**2,214,249.14**
NET INCOME (LOSS)	**(4,430.46)**	**(354,644.09)**
STATEMENT OF CHANGES IN RETAINED EARNINGS		
Retained earnings (deficit), beginning of year	(3,127,075.07)	(2,375,650.89)
Net income (loss) for the year	(4,430.46)	(354,644.09)
Retained Earnings (Deficit), End of Year	**(3,131,505.53)**	**(2,730,294.98)**

Note: The 2025 beginning retained earnings balance reflects the post-closing balance

from the prior year, including reclassification of 2024 net loss and guaranteed payments.

5 GENERATION BAKERS, LLC
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2025 and 2024

	2025	2024
OPERATING ACTIVITIES		
Net income (loss)	(4,430.46)	(354,644.09)
Adjustments to reconcile net income to net cash:		
Depreciation expense	230,037.00	247,706.88
Non-cash accumulated depreciation entry — machinery capitalization (Note 4)	129,069.00	-
Bad debt expense — provision	1,969.00	-
Changes in operating assets and liabilities:		
Decrease (increase) in accounts receivable	(108,274.41)	(104,931.07)
Increase (decrease) in accounts payable	98,412.86	218,917.60
Increase (decrease) in accrued liabilities	(13,205.07)	-
Other operating liabilities	366.76	-
Net Cash Provided by (Used in) Operating Activities	**333,944.68**	**7,049.32**
INVESTING ACTIVITIES		
Purchases of machinery and equipment	(129,069.48)	-
Net Cash Used in Investing Activities	**(129,069.48)**	**-**
FINANCING ACTIVITIES		
Proceeds from Honeycomb Notes Payable	172,752.00	164,974.26
Repayment of Honeycomb Notes Payable	(68,862.26)	-
Proceeds from Idea Financial revolving LOC	263,419.95	-
Net change — Sampson LOC	(186,359.89)	225,000.00
Repayment of Libertas LOC	(194,531.34)	-
Net change — Huntington National Bank LOC	(23,438.81)	276,180.70
Net repayment of prior lines of credit	(7,338.56)	(349,724.62)
Principal repayments — Huntington SBA loan	(117,036.89)	(87,600.00)
Principal repayments — SBA EIDL loan	(8,644.42)	(8,644.42)
Guaranteed payments to managing member	(141,050.24)	(42,136.24)
Net Cash Provided by (Used in) Financing Activities	**(311,090.46)**	**178,049.68**
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(106,215.26)**	**185,099.00**
Cash and cash equivalents, beginning of year	274,333.93	89,234.93
Cash and Cash Equivalents, End of Year	**168,118.67**	**274,333.93**

Cash includes bank deposit accounts and undeposited funds (accts 1010–1050). 2024 beginning per prior compiled statements.

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid for interest	455,765.30	338,842.68
Cash paid for income taxes	-	-

Non-cash investing and financing activities:

Non-cash accumulated depreciation entry related to 2025 machinery capitalization: $129,069

5 GENERATION BAKERS, LLC

Notes to Financial Statements

For the Years Ended December 31, 2025 and December 31, 2024

Prepared by Primrose Bookkeeping, Accounting, and Consulting | Barry Von Deylen, MBA CPA

NOTE 1 — ORGANIZATION AND NATURE OF BUSINESS

5 Generation Bakers, LLC (the 'Company') is a Pennsylvania limited liability company organized on June 12, 2009 under the Pennsylvania Department of State Corporation Bureau (Entity No. 3887429). The Company was organized by Scott A. Baker, whose initial registered office was located at 202 High Acres Road, Harmony, PA 16063.

The Company operates as an artisan bakery specializing in the wholesale and retail production and distribution of baked goods. Its principal place of business and production facility is located at 1100 Chartiers Avenue, McKees Rocks, PA 15136. The Company sells products through wholesale channels to retail grocery chains and food distributors, as well as through direct retail operations. Scott A. Baker serves as managing member. The Company's fiscal year ends December 31.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) on the accrual basis of accounting.

Revenue Recognition

The Company recognizes revenue from product sales at the point of sale or upon delivery and transfer of control to the customer, in accordance with ASC 606, Revenue from Contracts with Customers. Revenue is reported net of discounts and allowances. Resale revenues are recognized separately from primary bakery sales.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash and cash equivalents, in accordance with ASC 230, Statement of Cash Flows. Cash and cash equivalents are stated at cost, which approximates fair value. At December 31, 2025 and 2024, cash and cash equivalents consisted entirely of demand deposit and money market accounts held at federally insured financial institutions. No amounts were held in instruments with original maturities exceeding three months. The composition of cash and cash equivalents at December 31 was as follows:

Account	2025	2024
KeyBank — Money Market	$ 65.38	$ 65,161.67
Huntington National Bank — Checking	141.57	—
GreenApple Financial — Checking	17,638.34	5,476.34
KeyBank — Checking	148,702.22	126,227.72
Total Cash and Cash Equivalents	**$ 166,547.51**	**$ 196,865.73**

Undeposited Funds of $1,571.40 at December 31, 2025 (2024: $77,468.20) represent cash receipts collected but not yet deposited to a bank account as of the balance sheet date. These amounts are presented separately as Other Current Assets on the balance sheet.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company maintains its cash balances at KeyBank National Association, Huntington National Bank, and GreenApple Financial. Balances held at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor per institution. At December 31, 2025 and 2024, no individual account balance exceeded applicable FDIC insurance limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

Based on a review of the aged accounts receivable schedule as of May 4, 2026, the Company's overall collection experience is strong — approximately 84.6% of outstanding balances are current or within 30 days past due, and approximately $167,610 of the December 31, 2025 balance has been collected subsequent to year end. One customer, Sherwood Foods, has a balance of $1,969 classified as over 90 days past due that management has identified as not collectible. Accordingly, an allowance for doubtful accounts of $1,969 has been established at December 31, 2025. No allowance was deemed necessary at December 31, 2024. Accounts receivable are presented net of the allowance on the balance sheet.

	2025	2024
Accounts receivable, gross	$ 726,791.48	$ 618,517.07
Less: allowance for doubtful accounts	(1,969.00)	—
Accounts receivable, net	**$ 724,822.48**	**$ 618,517.07**

Inventories

The Company expenses inventory purchases as incurred. No physical inventory was on hand at December 31, 2025 or December 31, 2024.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance are charged to operations as incurred; additions and major improvements are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives are as follows:

Asset Category	Useful Life
Building	39 years
Building Improvements / Leasehold Improvements	15 – 39 years
Machinery and Equipment	5 – 7 years
Business Equipment	5 – 7 years

The cost of assets retired or disposed of and the related accumulated depreciation are eliminated from the accounts in the period of disposal, and any resulting gain or loss is included in operations.

Syndication Costs

Costs associated with capital fundraising activities conducted through the Honeycomb Credit platform, totaling $36,594, are capitalized and carried at cost as an other asset on the balance sheet. While ASC 835-30 generally requires debt issuance costs to be presented as a contra-liability and amortized over the life of the related debt obligation, management has determined that the amount is immaterial to the financial statements taken as a whole and that the continued capitalized presentation does not result in a material misstatement. No amortization has been recorded against these costs in 2025 or 2024.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes. Accordingly, no provision for income taxes is included in these financial statements, as all items of income, deduction, and credit pass through to the individual members, who are responsible for their respective income tax obligations. The Company files its federal income tax return on Form 1065 (EIN: 27-0462393).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 — GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As of December 31, 2025, the Company has a members' deficit of approximately ($2,360,357) and total liabilities of $5,264,417 that significantly exceed total assets. The accumulated

deficit in retained earnings totals ($3,127,075) as of December 31, 2025, reflecting cumulative losses from prior operating periods. These conditions raise substantial doubt about the Company's ability to continue as a going concern within one year after the date these financial statements are issued, as required to be evaluated under ASC 205-40.

However, management has implemented operational improvements and cost controls that resulted in a net loss of ($4,430) for the year ended December 31, 2025, compared to a net loss of ($354,644) reported for the year ended December 31, 2024. Both years reflect operating losses; however, management believes the factors below demonstrate the Company's ability to continue as a going concern. Management's plans to address the going concern conditions include:

- Continued focus on revenue growth — net sales of $8,857,320 were achieved in 2025, representing meaningful growth from $5,826,702 reported in 2024.
- Ongoing debt service on long-term obligations through operating cash flows, which generated net cash provided by operating activities of $333,945 in 2025.
- Continued access to capital through the Honeycomb Credit crowdfunding platform, through which approximately $172,752 of additional financing was raised during 2025.
- Active management of short-term lines of credit, including full repayment of the Libertas LOC ($194,531) and substantial reduction of the Sampson LOC from $225,000 to $38,640 during 2025.

The financial statements do not include any adjustments that might result from the outcome of this going concern uncertainty. There can be no assurance that management will be successful in implementing its plans.

NOTE 4 — PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Normal repairs and maintenance are charged to operations as incurred; additions and major improvements are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Property and equipment consisted of the following at December 31:

Asset	2025	2024
Building	$ 1,490,326.81	$ 1,490,326.81
Building Improvements / Leasehold Improvements	1,534,116.87	1,534,116.87
Machinery and Equipment	1,421,867.78	1,292,798.30
Business Equipment — Island Ave	10,066.35	10,066.35
Total, at cost	**4,456,377.81**	**4,327,308.33**
Less: Accumulated Depreciation	(2,492,995.77)	(2,133,889.77)
Net Property and Equipment	**$ 1,963,382.04**	**$ 2,193,418.56**

Depreciation expense was $230,037.00 and $247,706.88 for the years ended December 31, 2025 and 2024, respectively. During 2025, the Company acquired machinery and equipment totaling $129,069.48. All property is located at the Company's production and administrative facility at 1100 Chartiers Avenue, McKees Rocks, PA, which is leased from a related party (see Note 8).

NOTE 5 — LONG-TERM DEBT

Long-term debt consisted of the following at December 31:

Description	2025	2024
Note Payable — Huntington National Bank (SBA)	$ 3,585,579.50	$ 3,702,616.39
SBA Economic Injury Disaster Loan (EIDL)	338,156.65	346,801.07
Honeycomb Credit — Campaign Notes Payable	268,864.00	164,974.26
Total Long-Term Debt	**$ 4,192,600.15**	**$ 4,214,391.72**

Note Payable — Huntington National Bank (SBA Loan)

The Company, through its related entity 5GB Real Estate Holdings LLC, has an SBA-guaranteed loan with Huntington National Bank originally dated November 30, 2016 with an original principal amount of $4,373,100. The loan bears interest at a variable rate equal to the WSJ Prime Rate plus 2.50% (adjusted quarterly), and matures December 30, 2041. The loan is secured by: (1) an open-end mortgage on the real property at 1100 Chartiers Avenue, McKees Rocks, PA 15136; (2) a commercial security agreement over all business assets of the Company and 5GB Real Estate Holdings LLC; (3) an assignment of a Northwestern Mutual life insurance policy (Policy No. 21296954) on the life of Scott A. Baker in an amount not to exceed $2,000,000; and (4) a personal guaranty of Scott A. Baker.

On April 29, 2024, the Company and 5GB Real Estate Holdings LLC entered into a Change in Terms Agreement with Huntington National Bank (Loan No. 752264) modifying the original promissory note. Under the modification, the principal balance was confirmed at $3,791,209.48 as of the modification date, the interest rate was fixed at 5.000% for the modified term, and monthly payments were adjusted to $224,937.34 beginning May 5, 2024, with the modified terms maturing May 5, 2026, after which the note reverts to its original amortization schedule through the December 30, 2041 maturity date. Balance at December 31, 2025: $3,585,579.50 (2024: $3,702,616.39).

SBA Economic Injury Disaster Loan

The Company has an Economic Injury Disaster Loan from the U.S. Small Business Administration bearing interest at approximately 3.75% per annum, maturing June 24, 2052. Monthly payments were approximately $623 to $801 during 2025, totaling $8,644 for the year. Balance at December 31, 2025: $338,156.65 (2024: $346,801.07).

Honeycomb Credit — Campaign Notes Payable

During 2025, the Company raised approximately $172,752 through promissory notes issued to investors via the Honeycomb Credit crowdfunding platform (Campaign #3). Combined with prior campaign balances of $164,974 at December 31, 2024, total Honeycomb notes outstanding were $268,864 at December 31, 2025. The Campaign #3 notes bear interest at 10.00% per annum, with a 30-day interim period after closing followed by 6 months of interest-only payments, then 30 months of fully amortizing principal and interest payments (36-month total term from end of the interim period). Payments are distributed to noteholders quarterly via ACH. The notes are secured by a subordinate lien on all Company assets and are personally guaranteed by Scott A. Baker.

The following table presents the estimated future annual principal maturities of long-term debt as of December 31, 2025:

Year Ending Dec 31	HNB SBA Loan	SBA EIDL	Honeycomb Notes	Total
2026	$ 150,138	$ 7,602	$ 99,590	$ 257,329
2027	157,819	7,892	110,018	275,729
2028	165,893	8,193	59,256	233,342
2029	174,381	8,505	—	182,886
2030	183,302	8,830	—	192,132
2031 and thereafter	2,754,047	297,135	—	3,051,182
Total	$ 3,585,580	$ 338,157	$ 268,864	$ 4,192,601

Note: The HNB SBA loan bears a variable rate (WSJ Prime plus 2.50%) that adjusts quarterly; actual future principal maturities will vary with rate changes. The Honeycomb notes mature in May 2028 based on the 36-month term commencing approximately May 2025. Amounts may differ slightly from lender amortization schedules due to rounding and variable rate adjustments.

NOTE 6 — LINES OF CREDIT AND SHORT-TERM NOTES PAYABLE

The Company maintained the following lines of credit and short-term notes payable at December 31:

Creditor	2025	2024
Idea Financial — Revolving Line of Credit	$ 263,419.95	—
Huntington National Bank — Line of Credit	252,741.89	$ 276,180.70
Sampson LOC	38,640.11	225,000.00
Catalyst Connection N/P	1,724.71	9,063.27
Libertas LOC	—	194,531.34
Total Lines of Credit	$ 556,526.66	$ 704,775.31

Idea Financial — Revolving Line of Credit

In June 2025, the Company entered into a revolving loan agreement with Idea 247, Inc. (d/b/a Idea Financial) with a maximum commitment of $275,000 and a commitment period through June 18, 2026. Each draw amortizes in equal weekly installments over an 18-month period from the date of that draw. Interest accrues daily at a rate of 0.0816% per day (corresponding to a weekly rate of 0.5713%, or approximately 29.7% per annum). Each draw is subject to a 1.50% drawdown fee added to principal at funding. A UCC filing secures the facility and Scott A. Baker has provided a personal guaranty. The balance at December 31, 2025 was $263,419.95.

Huntington National Bank — Line of Credit

The Company maintains a revolving line of credit with Huntington National Bank (Loan No. 752071, Account No. 8002223301), originally dated April 29, 2024, with an original principal of $292,173.70 and a maturity date of May 5, 2034. The facility bears interest at a variable rate and is a separate obligation from the SBA term loan described in Note 5. Balance at December 31, 2025: $252,741.89 (2024: $276,180.70).

Sampson LOC

The Sampson LOC carried an interest rate of approximately 19% per annum. The balance was substantially reduced from $225,000.00 at December 31, 2024 to $38,640.11 at December 31, 2025. The remaining balance was paid off subsequent to December 31, 2025 — see Note 10.

Libertas LOC

The Libertas LOC, which carried an interest rate of 19% per annum and was scheduled to mature September 19, 2025, was fully repaid and extinguished during 2025. Balance at December 31, 2025: $0 (2024: $194,531.34).

NOTE 7 — MEMBERS' EQUITY

The Company is organized as a Pennsylvania limited liability company. Membership interests are held by 26 individual members and entities as of December 31, 2025. Scott A. Baker serves as managing member and holds the largest individual economic interest. Additional investors have participated through Regulation Crowdfunding offerings conducted on the StartEngine and Honeycomb Credit platforms.

Partner Capital Accounts

Partner capital accounts at December 31, 2025 and 2024, per the general ledger, were as follows:

Member / Account	2025	2024
Capital — Sean Lee	15,000.00	15,000.00
Capital — Diana Repack	15,000.00	15,000.00
Capital — StartEngine Investors	193,915.02	193,915.02

Capital — William Repack Jr.	10,000.00	10,000.00
Capital — Cheryl McHugh	10,000.00	10,000.00
Capital — Amy & Erik Roy	60,000.00	60,000.00
Capital — Kevin Srigley	14,875.00	14,875.00
Capital — Tom Peter	30,750.00	30,750.00
Capital — Lisa Silberman	59,500.00	59,500.00
Capital — Pamela Selker Rak	15,000.00	15,000.00
Capital — Robert Rak	14,750.00	14,750.00
Capital — Brian Long	29,750.00	29,750.00
Capital — Jim Mirasola	30,750.00	30,750.00
Capital — Christopher Manna	13,984.00	13,984.00
Capital — Dean Manna	24,150.00	24,150.00
Capital — 8 Aces Investment LLC	181,703.49	181,703.49
Capital — 1GB LLC	42,050.00	42,050.00
Capital — Scott Kavanagh	46,550.00	46,550.00
Capital — Steve Swanson	7,825.00	7,825.00
Capital — Dennis Loughran	11,387.50	11,387.50
Capital — Mina Baker Knoll	17,250.00	17,250.00
Capital — Aimee Gelston	10,450.00	10,450.00
Capital — Brian Fetteroff	37,287.50	37,287.50
Capital — Joella R. Baker	457.00	457.00
Capital — Scott A. Baker	19,814.22	19,814.22
Guaranteed Payments — Scott A. Baker (Managing Member)	(141,050.24)	(42,136.24)
Total Partner Capital Accounts	**$ 771,148.49**	**$ 870,062.49**

Guaranteed Payments — Managing Member

During the year ended December 31, 2025, the Company paid guaranteed payments of $141,050.24 to Scott A. Baker in his capacity as managing member, as authorized under the Company's operating agreement and confirmed by the 2025 Form 1065, Schedule K-1 (SSN: 178-64-3760). Guaranteed payments are deductible at the partnership level and reportable as ordinary income to the recipient independent of the Company's net income or loss. The 2024 comparative amount of $42,136.24 represents guaranteed payments paid in that year. These amounts are reflected in the Partner Capital Accounts as reductions of the managing member's capital balance.

Retained Earnings and Net Income

Retained earnings reflect cumulative net losses from prior periods totaling ($3,127,075.07) at December 31, 2025 (2024: $2,730,294.98 deficit), representing the Company's history of operating losses during its development and growth phase. The 2025 a net loss of ($4,430).23 is reflected separately on the balance sheet prior to closing to the retained earnings account.

Income and Loss Allocation

Net income and losses are allocated among members in accordance with the Company's operating agreement, based on each member's proportionate capital interest. Allocation percentages have been confirmed by management and reconciled to the K-1 schedules issued with the 2025 Form 1065.

Equity Summary

	2025	2024
Total partner capital accounts	$ 771,148.49	$ 870,062.49
Retained earnings (accumulated deficit)	(3,127,075.07)	(2,730,294.98)
Net income (loss) for the year	(4,430.46)	(354,644.09)
Total Members' Equity (Deficit)	**($ 2,360,357.04)**	**($ 2,214,876.58)**

NOTE 8 — RELATED-PARTY TRANSACTIONS

The Company leases its bakery and production facility at 1100 Chartiers Avenue, McKees Rocks, PA 15136 from 5GB Real Estate Holdings LLC, a Pennsylvania limited liability company whose sole member is Scott A. Baker, the managing member of the Company. The lease was originally dated September 10, 2015, and was amended pursuant to a First Amendment to Lease dated November 29, 2016. As amended, the lease term runs through September 30, 2035, with two additional 10-year renewal options exercisable by the tenant through September 30, 2045 and September 30, 2055, respectively.

Rather than recording periodic rent payments, the Company directly services the mortgage obligation on the facility held by 5GB Real Estate Holdings LLC with Huntington National Bank. Mortgage interest paid on behalf of the related party and charged to operations totaled $182,921.54 in 2025 (2024: $183,704.05) and is reflected as 'Other Expense — 5GB Real Estate Holdings' in the statements of operations. Additionally, the SBA loan described in Note 5 is held in the name of 5GB Real Estate Holdings LLC and 5 Generation Bakers LLC jointly, and the real property at 1100 Chartiers Avenue serves as collateral for that loan.

All transactions between the Company and 5GB Real Estate Holdings LLC are subject to the potential conflict of interest arising from Scott A. Baker's control of both entities. Management believes these transactions are conducted on terms that reflect market conditions for similar arrangements; however, no independent appraisal of rental value or arm's-length determination has been obtained. Management has confirmed that no other related-party transactions exist that have not been identified in this disclosure.

NOTE 9 — COMMITMENTS AND CONTINGENCIES

Lease Commitment

The Company occupies its production and administrative facility under the related-party lease described in Note 8, with a primary term through September 30, 2035 and renewal options extending through September 30, 2055. The lease obligation is structured such that the Company services the underlying mortgage on the property rather than making traditional rent payments. Future obligations under this arrangement are dependent on the amortization schedule of the Huntington SBA mortgage, which matures December 30, 2041.

Personal Guarantees

Scott A. Baker has personally guaranteed the following Company obligations as of December 31, 2025:

- Huntington National Bank SBA Loan — unlimited personal guaranty; outstanding balance $3,585,579.50;
- SBA Economic Injury Disaster Loan — personal guaranty; outstanding balance $338,156.65;
- Honeycomb Credit Campaign Notes Payable — personal guaranty; outstanding balance $268,864.00.

The aggregate personally guaranteed indebtedness totals approximately $4,192,600.15 at December 31, 2025.

Contingencies

The Company is not currently a party to any known material litigation or regulatory proceedings. Management is not aware of any claims or assessments that would have a material adverse effect on the financial statements.

NOTE 10 — SUBSEQUENT EVENTS

Management has evaluated subsequent events from December 31, 2025 through May 6, 2026 the date the financial statements were available to be issued, in accordance with ASC 855, Subsequent Events.

Revenue-Based Financing Agreement — Samson MCA LLC

On February 3, 2026, the Company entered into a Revenue-Based Financing (RBF) Agreement with Samson MCA LLC (Contract ID #415300089). Under this arrangement, the Company sold $369,000 of future receipts to Samson MCA LLC in exchange for a purchase price of $300,000. After deducting an origination fee of $1,500, a processing fee of $75, a wire/ACH fee of $50, and the payoff of a prior Samson balance of $41,666.74 (under Contract #5674153539 dated March 24, 2025), the net amount funded to the Company was $256,708.26.

Repayment is structured as a bi-weekly ACH debit of an initial periodic amount of $14,192.31, representing approximately 7% of the Company's future receipts. The periodic amount is subject to reconciliation and adjustment to reflect actual revenue. The agreement expressly provides that this transaction constitutes a non-recourse sale of future receipts and is not a loan; there is no stated interest rate, fixed repayment schedule, or defined maturity date. The full purchased amount of $369,000 is remitted as a percentage of actual future sales until fully paid. Scott A. Baker has provided a personal guaranty of performance under the agreement.

The proceeds from this transaction were used in part to retire the remaining Sampson LOC balance of $38,640.11 outstanding at December 31, 2025, which was fully paid off subsequent to year end. The Samson advance is subordinate to all existing senior indebtedness. Management has confirmed no additional material subsequent events have occurred between December 31, 2025 and the report date.

Accounting Considerations

Management should evaluate the appropriate accounting classification of this revenue-based financing arrangement. While the agreement is structured as a sale of future receivables, the substance of the transaction may require evaluation under ASC 860 (Transfers and Servicing) to determine whether it qualifies for derecognition treatment or should be presented as a financing obligation on the balance sheet. The engagement team will work with management to determine the appropriate presentation for future periods.

These notes are an integral part of the financial statements of 5 Generation Bakers, LLC and should be read in conjunction with the accompanying balance sheets, statements of operations, statements of changes in members' equity, and statements of cash flows. These notes are prepared in connection with the review engagement performed by Primrose Bookkeeping, Accounting, and Consulting in accordance with Statements on Standards for Accounting and Review Services (SSARS).